FIRST PRIORITY FINANCIAL CORP.

2007 ANNUAL REPORT TO SHAREHOLDERS

FIRST PRIORITY FINANCIAL CORP.

2007 ANNUAL REPORT TO SHAREHOLDERS

INDEX

		Page No.
Part I		
Item 1.	Business	1
Item 1A.	Risk Factors	6
Item 1B.	Unresolved Staff Comments	9
Item 2.	Properties	9
Item 3.	Legal Proceedings	9
Item 4.	Submission of Matters to a Vote of Security Holders	9
Part II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	9
Item 6.	Selected Financial Data	10
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8.	Financial Statements and Supplementary Data	42

A CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing the words "believes," "expects," "anticipates," "estimates," "plans," "projects," "predicts," "intends," "seeks," "will," "may," "should," "would," "continues," "hope" and similar expressions, or the negative of these terms, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value, and effect. Such risks, uncertainties and changes in condition, significance, value and effect could cause First Priority Financial Corp.'s actual results to differ materially from those anticipated events.

Although the company believes its plans, intentions, and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that its plans, intentions, or expectations will be achieved. Accordingly, you should not place undue reliance on them. Listed below, and discussed elsewhere, are some important risks, uncertainties, and contingencies that could cause actual results, performances, or achievements to be materially different from the forward-looking statements made in this document. These factors, risks, uncertainties, and contingencies include, but are not limited to, the following:

- the strength of the United States economy in general and the strength of the regional and local economies in which First Priority conducts operations;
- the effects of changing economic conditions in First Priority's market areas and nationally;
- the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- changes in federal and state banking, insurance, and investment laws and regulations which could impact First Priority's operations;
- inflation, interest rate, market, and monetary fluctuations;
- First Priority's timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;
- the impact of changes in financial services policies, laws, and regulations, including laws, regulations, policies, and practices concerning taxes, banking, capital, liquidity, proper accounting treatment, securities, and insurance, and the application thereof by regulatory bodies and the impact of changes in and interpretations of generally accepted accounting principles;
- the occurrence of adverse changes in the securities markets;

- the effects of changes in technology or in consumer spending and savings habits;
- terrorist attacks in the United States or upon United States interests abroad, or armed conflicts involving the United States military;
- regulatory or judicial proceedings;
- changes in asset quality; and
- First Priority's success in managing the risks involved in the foregoing.

The effects of these factors are difficult to predict. New factors emerge from time to time and we can not assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements speak only as of the date of this document.

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PART I

Item 1. Business

First Priority Financial Corp.

First Priority Financial Corp. ("First Priority", the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 13, 2007, for the purpose of becoming the holding company of First Priority Bank (the "Bank") and had no prior operating history. On May 11, 2007, as a result of a reorganization and merger where each outstanding share of First Priority Bank common stock and each outstanding warrant to acquire a share of First Priority Bank common stock were converted into one share of First Priority common stock and one warrant to acquire First Priority common stock, First Priority Bank became a wholly-owned subsidiary of First Priority. On February 29, 2008, First Priority acquired Prestige Community Bank ("Prestige") and Prestige merged with and into the Bank. First Priority provides banking services through First Priority Bank and does not engage in any activities other than banking and related activities. As of December 31, 2007, First Priority had total assets of $151.6 million, total deposits of $116.3 million and total shareholders' equity of $15.3 million. First Priority's principal executive offices are located at 2 West Liberty Boulevard, Suite 104, Malvern, PA 19355. Its telephone number is (610) 280-7100.

First Priority Bank

First Priority Bank is a state-chartered commercial banking institution which was incorporated under the laws of the Commonwealth of Pennsylvania on May 25, 2005. First Priority Bank's deposits are insured by the FDIC. As of December 31, 2007, First Priority Bank had total assets of $151.6 million, total loans of $105.3 million, total deposits of $116.7 million and total shareholder's equity of $15.4 million. On February 29, 2008, First Priority, acquired Prestige and Prestige merged with and into the Bank.

First Priority Bank's administrative headquarters and full service main office are located at 2 West Liberty Boulevard, Suite 104, Malvern, PA 19355. The main telephone number is (610) 280-7100.

First Priority Bank engages in full service commercial and consumer banking business with strong private banking and individual financial management capabilities. The Bank offers a variety of consumer, private banking, commercial loan and mortgage products, commercial real estate financing, as well as business and personal deposit products, financial planning and investment management services. Investment services, including fixed and variable rate annuities, mutual funds and asset allocation, are performed through an agreement with a third party provider. Various life insurance products are offered through First Priority Bank. In addition, the Bank has entered into solicitation agreements with several investment advisors to provide portfolio management services for introduced customers of the Bank. At December 31, 2007, First Priority Bank provided its banking and wealth management services from two locations in Malvern and Wyomissing, Pennsylvania. With the addition of Prestige, two additional branches in Newtown and Pipersville, Pennsylvania were added.

The ability to originate loans and build a sound, growing loan portfolio is critically important to the success of First Priority Bank. The Bank provides highly customized loan products offered with excellent service and expertise with a goal of timely responsiveness within the market. The Bank delivers these products and quality services through a staff of highly experienced, sophisticated lenders who are properly supported in the marketplace by seasoned decision makers. The Bank seeks out highly capable relationship lenders with large and loyal followings who are searching for a work environment and culture which will enable them to differentiate themselves from the competition by providing true relationship banking based upon a deep understanding of client needs, personal service, prompt decision making and customized banking solutions.

First Priority Bank seeks deposits through its banking offices and commercial relationships. The Bank provides a select group of deposit products that include checking, money market and savings accounts, and certificates of deposit. The Bank funds itself in the local community by providing excellent service and competitive rates to its customers. The Bank obtains deposit accounts through electronic and print media advertising and uses the brokered market when it is advantageous for funding purposes.

Competition

First Priority Bank competes with other financial institutions for deposit and loan business. Competitors include other commercial banks, savings banks, saving and loan associations, insurance companies, securities brokerage firms, credit unions, financial companies, mutual funds, money market funds, and certain government agencies. Financial institutions compete mostly on the quality of services rendered, interest rates offered on deposit accounts, interest charged on loans, service charges, the convenience of banking facilities, location and hours of operation and, in the case of loans to larger commercial borrowers, relative lending limits.

Many of these competitors are significantly larger than First Priority Bank and have significantly greater financial resources, personnel and locations from which to conduct business. In addition, the Bank is subject to regulation while certain competitors are not. Non-regulated companies face relatively few barriers for entry into the financial services industry.

The Bank's larger competitors have greater name recognition and greater financial resources than First Priority Bank to finance wide-ranging advertising campaigns. The Bank utilizes media advertising, directors' referrals and employee calling programs to attract prospective customers. The Bank competes for business principally on the basis of high quality, personal service to customers, customer access to the Bank's decision-makers and competitive interest rates and fees. The Bank strives to provide the best possible access to its banking services by exploring innovative delivery vehicles, such as Internet banking, remote merchant deposit and commercial deposit courier service. As a small, independent, community-based bank, the Bank has hired high quality experienced employees seeking greater responsibility than may be granted by a larger employer and the ability to provide better service from a smaller, more responsive bank.

First Priority Bank believes that it is able to compete favorably with its competitors because it provides responsive personalized services through management's knowledge and awareness of its market area, customers and businesses.

Regulation

Set forth below is a brief description of certain laws that relate to the regulation of First Priority and First Priority Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

First Priority Bank operates in a highly regulated industry. This regulation and supervision establishes a comprehensive framework of activities in which a bank may engage and is intended primarily for the protection of the deposit insurance fund and depositors and not shareholders of First Priority. As a Pennsylvania state-chartered commercial bank, First Priority Bank is subject to the regulation, supervision, and control of the Pennsylvania Department of Banking. As an FDIC insured institution, the Bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Pennsylvania Department of Banking affect virtually all activities of First Priority Bank, including the minimum level of capital the Bank must maintain, the ability of the Bank to pay dividends, the ability of the Bank to expand through new branches or acquisitions, the amount of reserves for deposits the Bank must maintain, loans and investments the Bank may make, acceptable collateral that may be taken, consumer protection laws and various other matters. First Priority Bank's deposit accounts are insured up to the maximum legal limits by the FDIC. The Bank is not a member of the Federal Reserve System.

Any change in applicable statutory and regulatory requirements, whether by the Pennsylvania Department of Banking, the FDIC or the United States Congress, could have a material adverse impact on First Priority Bank and its operations. The adoption of regulations or the enactment of laws that restrict the operations of the Bank or impose burdensome requirements upon it could reduce its profitability and could impair the value of the Bank's franchise, which could hurt the trading price of First Priority's stock.

Insurance of Deposits. First Priority Bank's deposits are insured by the FDIC up to the maximum amount permitted for all banks. The FDIC has a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures. Under the risk-related premium schedule effective January 1, 2007, the FDIC assigns each depository institution to one of four risk groups based on capital levels and other supervisory standards, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Institutions that meet the definition of "well-capitalized" and otherwise have no supervisory issues would be grouped in the category that pays the lowest deposit insurance rates. As of December 31, 2007, First Priority Bank was well-capitalized for purposes of calculating insurance assessments, and was in the lowest risk assessment group.

Capital Adequacy Guidelines. First Priority Bank is subject to risk-based capital guidelines promulgated by the FDIC that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under the guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier I Capital," consisting of common shareholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier II Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier II capital less reciprocal holdings of other banking organizations, capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the FDIC (determined on a case-by-case basis or as a matter of policy after formal rule-making).

In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier I capital (leverage) ratio, under which a bank must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other banks are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. As a condition to the FDIC's approval of First Priority Bank's initial application for deposit insurance, First Priority Bank is required to maintain the Tier 1 capital to assets leverage ratio at not less than 8% throughout the first three years of operation. This condition will remain in effect through November 14, 2008. This is a customary condition imposed on all de novo banks.

At December 31, 2007, First Priority Bank had the requisite capital levels to qualify as "well capitalized." On a consolidated basis, First Priority is exempt from the risk based capital guidelines. First Priority qualifies for exemption under the provisions of the "Small Bank Holding Company Policy Statement" of the Board of Governors of the Federal Reserve System which exempts holding companies with total assets of less than $500 million that meet certain eligibility criteria from the risk based capital requirements.

First Priority is required to obtain prior approval of the Federal Reserve Board before acquiring control, directly or indirectly, of more than five percent of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, First Priority is subject to regulation of the Federal Reserve Board. The Company is prohibited from engaging in or acquiring direct or indirect control of more than five percent of the voting shares of any company engaged in non-banking activities unless the Federal Reserve Board, by order or regulation, has found such activities to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto. In making this determination, the Federal Reserve Board considers whether these activities offer benefits to the public that outweigh any possible adverse effects.

Further, under the Bank Holding Company Act and the Federal Reserve Board's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. The so-called "anti-tie-in" provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to the bank, to its bank holding company or to any other subsidiary of its bank holding company or on the condition that the customer not obtain other credit or service from a competitor of the bank, its bank holding company or any subsidiary of its bank holding company.

Recent Development

At the close of business on February 29, 2008, First Priority consummated its acquisition of Prestige, a de novo bank headquartered in Newtown, Pennsylvania. As provided by the Agreement and Plan of Merger dated October 19, 2007, the shareholders of Prestige received one share of common stock and one warrant of First Priority for each share of common stock and each warrant of Prestige held immediately prior to the closing of the transaction. Prestige has a bank branch in Newtown, Pennsylvania and another in Pipersville, Pennsylvania. At December 31, 2007, Prestige had total assets of $37.6 million, total loans of $2.1 million, total deposits of $13.8 million and total shareholders' equity of $8.1 million.

Employees

At December 31, 2007, First Priority had 27 full-time and 1 part-time employees.

Item 1A. RISK FACTORS

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risk that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Annual Report and the information incorporated by reference in this Annual Report, including our consolidated financial statements and related notes.

Lack of Profitability.

First Priority commenced operations in November 2005 and has not yet achieved profitability.

First Priority may require additional capital to continue its growth.

First Priority believes that it must continue growing in order to achieve economies of scale and ultimately profitable operations. This growth will require additional capital and there can be no assurance that additional capital will be obtained.

First Priority is exposed to risks in connection with the loans First Priority Bank makes.

A significant source of risk for First Priority arises from the possibility that losses will be incurred because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. Risks within the loan portfolio are analyzed on a continuous basis by First Priority Bank, by an external independent loan review function, and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate allowances. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management believes deserve recognition in establishing an appropriate allowance for loan losses. These estimates are reviewed at least quarterly, and as adjustments become necessary, they are realized in the periods in which they become known and may adversely affect First Priority's results of operations in the future.

Changes in interest rates and First Priority Bank's ability to successfully manage such changes may impact the earnings of First Priority.

First Priority's profitability depends in large part on the net interest income of First Priority Bank, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Exposure to interest rate risk arises from market driven fluctuations in interest rates that affect cash flows, income, expense and value of financial instruments. First Priority Bank's net interest income will be adversely affected if the market interest rate changes such that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. The Federal Reserve has made significant changes in interest rates during the last few years. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, which could adversely affect our financial condition and results of operations.

First Priority Bank faces intense competition in its market.

First Priority Bank is a small banking institution. The banking business is highly competitive. First Priority Bank faces substantial immediate competition and potential future competition both in attracting deposits and in originating loans. First Priority Bank competes with local, regional and national commercial banks, savings banks, and savings and loan associations, the majority of which have assets, capital, and lending limits larger than those of First Priority Bank. Other competitors include money market funds, mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions, and issuers of commercial paper and other securities. First Priority Bank's larger competitors have a much larger branch and ATM network, greater name recognition, and greater financial resources than First Priority Bank has and can finance wide-ranging advertising campaigns.

First Priority is dependent on key individuals.

First Priority's success depends in part on our continued ability to attract and retain experienced relationship managers, as well as other key executive management personnel. The unexpected loss of the services of several such key personnel could adversely affect First Priority's growth strategy and prospects to the extent First Priority is unable to replace such personnel.

An economic downturn, especially in southeastern Pennsylvania, could reduce First Priority's customer base, the level of deposits and demand for financial products such as loans.

First Priority Bank's operations are concentrated in southeastern Pennsylvania. Deterioration in economic conditions in the market area or a general decline in economic conditions may adversely affect the quality of the loan portfolio and the demand for products and services, and accordingly, First Priority's results of operations.

The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

First Priority is subject to extensive regulation that could limit or restrict First Priority's activities.

First Priority and First Priority Bank are subject to extensive regulation, supervision and examination by certain state and Federal agencies including the Pennsylvania State Department of Banking, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. Our compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. First Priority must also meet regulatory capital requirements. If First Priority fails to meet these capital and other regulatory requirements, First Priority's financial condition, liquidity, and results of operations would be materially and adversely affected. Failure to remain "well capitalized" and "well managed" for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on common stock, and our ability to make acquisitions.

There is no market for First Priority common stock.

First Priority shareholders do not currently have a liquid market in which to sell their common stock and it is very unlikely that a liquid market for First Priority common stock will develop in the near future. Moreover, First Priority has no current plan to apply to have its common stock listed on any exchange or on the over the counter market.

First Priority must successfully integrate Prestige Community Bank.

At the close of business on February 29, 2008, First Priority completed its acquisition of Prestige Community Bank. Challenges to First Priority's ability to successfully integrate Prestige include, but are not limited to the following: (1) the ability to successfully integrate assets, liabilities, customers, systems, and management personnel, (2) the ability to realize revenue enhancements and cost savings within expected time frames, and (3) the ability to cap our one time charges at anticipated levels and acquire assets and liabilities, which at acquisition closing, have fair values which are consistent with First Priority's initial estimated values for such assets and liabilities. Failure to achieve these goals could impact First Priority's future growth or profitability.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

First Priority and First Priority Bank do not own any real estate and currently do not expect to own any real estate in the future.

The principal executive offices of First Priority and First Priority Bank, and the full-service main office of First Priority Bank, are located in an office building located at 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355. First Priority Bank leases space in this office building, which consists of approximately 8,900 square feet.

First Priority Bank also has a branch office at 1200 Broadcasting Road, Wyomissing, Pennsylvania 19610. The bank leases space in this office building, which consists of approximately 3,300 square feet.

Item 3. Legal Proceedings

First Priority has not, since its organization, been a party to any legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of holders of First Priority common stock during the fourth quarter of 2007.

Part II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

There is no liquid market for First Priority common stock outstanding and it is very unlikely that a liquid market for First Priority common stock will develop in the near future. Moreover, First Priority has no current plan to apply to have its common stock listed on any exchange or on the over the counter market.

At March 1, 2008, there were 250 shareholders of record.

All of our outstanding shares of common stock are entitled to share equally in dividends from funds legally available therefore, when, as and if declared by the Board of Directors. To date, we have not paid cash dividends on our common stock. First Priority has a deficit and will not be able to pay a dividend on the its common stock until it has accumulated retained earnings.

Item 6. Selected Financial Data.

The following tables show certain historical consolidated summary financial data for First Priority. The information relating to First Priority was derived from the consolidated financial statements of First Priority for the period from May 25, 2005 (date of inception) to December 31, 2005, and for the years ended December 31, 2007 and 2006. First Priority commenced operations in November 2005.

	At or for years ended December 31,		At or for the period from May 25, 2005 (date of inception) to December 31,
	2007	2006	2005
	(Dollars in thousands, except per share data)		
Selected Financial Data:			
Total assets	$ 151,611	$ 105,748	$ 30,841
Securities available for sale	45,026	52,994	29,987
Loans receivable	105,207	50,423	111
Allowance for loan losses	1,055	634	2
Deposits	116,304	64,417	789
Short-term borrowings	18,097	22,965	9,547
Long-term debt	390	-	-
Shareholders' equity	15,320	17,638	20,050
Book value per share	$ 7.27	$ 8.37	$ 9.51
Selected Operating Data:			
Interest income	$ 7,066	$ 2,793	$ 276
Interest expense	4,293	1,314	5
Net interest income before provision for loan losses	2,773	1,479	271
Provision for loan losses	421	632	2
Net interest income after provision for loan losses	2,352	847	269
Non-interest income	265	278	-
Non-interest expense	4,993	3,561	1,238
Net loss	$ (2,376)	$ (2,436)	$ (969)
Loss per share--basic and diluted	$ (1.13)	$ (1.16)	$ (0.46)
Cash dividends per share	$ -	$ -	$ -
Return on average assets	-2.23%	-5.21%	-34.60%
Return on average shareholders' equity	-14.40%	-12.89%	-35.99%
Average equity to average assets	15.46%	40.45%	96.13%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is management's discussion and analysis of the significant changes in the results of operations presented in its accompanying consolidated financial statements for First Priority and its wholly owned subsidiary -- First Priority Bank. First Priority's consolidated financial condition and results of operations consist almost entirely of First Priority Bank's financial condition and results of operations. Current performance does not guarantee, and may not be indicative, of similar performance in the future.

This discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as First Priority's plans, objectives, expectations and intentions. The cautionary statements made in this Annual Report should be read as applying to all statements wherever they appear including in this Management's Discussion and Analysis.

Readers should note that many factors, some of which are discussed elsewhere in this report could affect the future financial results of First Priority and could cause those results to differ materially from those expressed or implied in the forward-looking statements contained in this document.

Reorganization

First Priority was formed May 11, 2007, to be the holding company for First Priority Bank pursuant to a reorganization and merger agreement. As part of the reorganization and merger, each outstanding share of First Priority Bank common stock and each outstanding warrant to acquire a share of First Priority Bank common stock were converted into one share of First Priority common stock and one warrant to acquire one share of First Priority common stock and, as a result, First Priority Bank became a wholly-owned subsidiary of First Priority.

Accordingly, descriptions of balance sheet and income statement items prior to May 11, 2007 represent those of First Priority Bank, and descriptions of balance sheet and income statement items after May 11, 2007 represent the consolidated results of First Priority. The consolidated balance sheets and related income statements of First Priority are substantially the same as the balance sheets and income statements of First Priority Bank except for the issuance by First Priority in June and July 2007, of $380,000 of 5.30% convertible debentures, related capitalized interest and accrued interest expense, as described in the "long-term debt" section below. The consolidated results of operations and financial condition presented for those periods after the merger date, May 11, 2007, include consolidated results for First Priority and First Priority Bank.

Overview

The following table sets forth selected measures of First Priority's financial position or performance for the dates or periods indicated.

	As of December 31, and for the years ended December 31, 2007	2006	As of December 31, 2005 and for the period from May 25, 2005 (date of inception) to December 31, 2005
		(in thousands)	
Total revenue (1)	$ 3,038	$ 1,757	$ 271
Net loss	(2,376)	(2,436)	(969)
Total assets	151,611	105,748	30,841
Total loans	105,207	50,423	111
Total deposits	116,304	64,417	789

(1) Total revenue equals net interest income plus non-interest income

Although First Priority Bank was formed on May 25, 2005, it did not receive its certificate of authority to operate as a bank until November 14, 2005. Accordingly, the primary reason for the material changes in the results of operations and the growth of the balance sheet for the year ended December 31, 2006, compared to the period from May 25, 2005 (date of inception) to December 31, 2005 is that commencement of operations did not occur until late 2005.

Similarly, as is the case with most de-novo banks, growth of the balance sheet in the early years of the organization is more evident and more pronounced than with a more mature organization. Therefore, there are material changes in the results of operations and balance sheet for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Like most financial institutions, First Priority derives the majority of its income from interest First Priority receives on its interest-earning assets, such as loans and investments. First Priority's primary source of funds for making these loans and investments is its deposits, on which First Priority pays interest. Consequently, one of the key measures of First Priority's success is its amount of net interest income, or the difference between the income on its interest-earning assets and the expense on its interest-bearing liabilities, such as deposits and borrowings, which is called the net interest income. Another key measure is the spread between the yield First Priority earns on these interest-earning assets and the rate First Priority pays on its interest-bearing liabilities, which is called its net interest spread.

There are risks inherent in all loans, and First Priority maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. First Priority maintains this allowance by charging a provision for loan losses against its operating earnings. First Priority has included a detailed discussion of this process, as well as several tables describing its allowance for loan losses.

In addition to earning interest on its loans and investments, First Priority earns income through other sources, such as fees and other charges to its customers and income from wealth management services. First Priority describes the various components of this non-interest income, as well as its non-interest expense, in the following discussion.

Critical Accounting Policies

First Priority has adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and that are consistent with general practices within the banking industry in the preparation of its consolidated financial statements. First Priority's significant accounting policies are described in Note 1 of the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by First Priority that have a material impact on the carrying value of certain assets and liabilities. First Priority considers these accounting policies to be critical accounting policies. The judgment and assumptions First Priority uses are based on historical experience and other factors, which First Priority believes to be reasonable under the circumstances. Because of the nature of the judgments and assumptions First Priority makes, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of its assets and liabilities and its results of operations.

The following is a summary of the policies First Priority recognizes as involving critical accounting estimates: Allowance for Loan Losses, Stock-Based Compensation, Unrealized Gains and Losses on Securities Available for Sale and Deferred Income Taxes.

Allowance for Loan Losses: First Priority maintains an allowance for loan losses at a level management believes is sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by management. Consideration is given to a variety of factors in establishing these estimates including historical losses, current and anticipated economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and management strengths, the adequacy of underlying collateral, the dependence on collateral, the strength of the present value of future cash flows and other relevant factors. These factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required which may adversely affect First Priority's results of operations in the future.

Stock-Based Compensation: First Priority recognizes compensation expense for stock options in accordance with SFAS No. 123 (revised 2004, "Share-Based Payment" (SFAS No. 123(R)) adopted at January 1, 2006 under the prospective application method of transition. As a result, options granted prior to January 1, 2006 will generally not be subject to expense. The expense related to options granted after January 1, 2006 is generally measured based on the fair value of the option at the grant date, with compensation expense recognized over the service period, which is usually the vesting period. First Priority utilizes the Black-Scholes option-pricing model (as used under SFAS No. 123) to estimate the fair value of each option on the date of grant. The Black-Scholes model takes into consideration the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, the expected dividends on the stock and the current risk-free interest rate for the expected life of the option. First Priority's estimate of the fair value of a stock option is based on expectations derived from historical experience and may not necessarily equate to its market value when fully vested.

Unrealized Gains and Losses on Securities Available for Sale: First Priority receives estimated fair values of debt securities from independent valuation services and brokers. In developing these fair values, the valuation services and brokers use estimates of cash flows based on historical performance of similar instruments in similar rate environments. Debt securities available for sale are comprised primarily of U.S. government agency or mortgage-backed securities. First Priority uses various indicators in determining whether a security is other than temporarily impaired, including for equity securities, if the market value is below its cost for an extended period of time with low expectation of recovery or, for debt securities, when it is probable that the contractual interest and principal will not be collected. The debt securities are monitored for changes in credit ratings because adverse changes in credit ratings could indicate a change in the estimated cash flows of the underlying collateral or issuer. As of December 31, 2007, there are no unrealized losses associated with securities. As of December 31, 2006, the unrealized losses associated with securities that management has the ability and intent to hold until maturity were not considered to be other than temporary, because the unrealized losses were related to changes in interest rates and did not affect the expected cash flows of the underlying collateral or issuer.

Deferred Income Taxes: First Priority provides for deferred income taxes on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carryforwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recently Issued Accounting Standards

Refer to Note 1 of the Consolidated Financial Statements for discussion of recently issued accounting standards.

Results of Operations

Income Statement Review

The Company's net loss is affected by five major elements: (1) net interest income, or the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds; (2) the provision for loan losses, or the amount added to the allowance for loan losses to provide reserves for inherent losses on loans; (3) non-interest income, primarily income from wealth management services and also fees and other charges to our banking customers; (4) non-interest expense, which consists primarily of salaries, employee benefits and other operating expenses; and (5) income taxes, when applicable. Each of these major elements is reviewed in more detail in the following discussion.

Summary

The net loss recorded for the year ended December 31, 2007 was $2.38 million, or $1.13 per basic and diluted share, compared to a net loss of $2.44 million, or $1.16 per basic and diluted share, for the year ended December 31, 2006, and a net loss of $969 thousand or $0.46 per basic and diluted share, for the period from May 25, 2005 (date of inception) to December 31, 2005.

Total revenue for the year ended December 31, 2007 was $3.04 million, compared to $1.76 million in 2006, as net interest income in 2007 was $2.77 million and non-interest income, primarily wealth management fees, was $265 thousand. The provision for loan losses was $421 thousand in 2007 compared to $632 thousand in the prior year while operating expenses totaled $4.99 million in the current year compared to $3.56 million in 2006. Net interest margin averaged 2.63% during 2007 compared to 3.24% in 2006 while total earning assets averaged $105.4 million and $45.7 million, for 2007 and 2006, respectively, and total interest bearing liabilities averaged $85.2 million and $26.5 million, respectively.

Although the recorded net loss for 2007 was relatively constant when comparing 2007 results to 2006, net interest income increased $1.29 million, or 87.5%, in 2007 to $2.77 million from $1.48 million in 2006. Offsetting the positive impact of the increase in net interest income, operating expenses increased $1.43 million, or 40.2%, between the same periods. Included in these reported losses for the years ended December 31, 2007 and 2006 are expenses related to the reorganization of First Priority Bank into a holding company form of ownership totaling $95,000 and $12,000, respectively, and expenses related to the opening of our first market service office in Wyomissing of $43,000 and $11,000, respectively. Additionally, the Company incurred costs in 2007 associated with the recruitment and expansion of the lending staff of $116,000 and legal and accounting costs incurred to explore potential opportunities to expand and diversify First Priority's revenue base totaling $62,000. Without regard to these non-recurring expenses, the loss would have been $2.06 million in 2007 compared to $2.41 million in 2006, or an improvement of $353,000.

Net interest income for the period from May 25, 2005 (date of inception) to December 31, 2005 was $271 thousand, the provision for loan losses was $2 thousand and operating expenses, including organization and pre-opening costs, totaled $1.24 million.

The primary reason for the material changes in the results of operations for the year ended December 31, 2006, compared to the period from May 25, 2005 (date of inception) to December 31, 2005 is that commencement of operations did not occur until late 2005.

The Bank was incorporated on May 25, 2005 and commenced operations on November 14, 2005 as a full service commercial bank providing personal and business lending, deposit products and wealth management services. The Bank incurred $709 thousand of organization and pre-opening costs, consisting primarily of compensation and employee benefit expense of $389 thousand and occupancy, furniture and equipment expense of $183 thousand. Net interest income earned during the pre-opening period totaled $165 thousand. The statement of income for the period from May 25, 2005 (date of inception) to December 31, 2005 reflects these amounts in the respective income or expense categories. Stock offering costs incurred in 2005 of $56 thousand are netted against the proceeds from the sale of common stock.

Net Interest Income

First Priority's primary source of revenue is net interest income. Net interest income is determined by the balances of interest-earning assets and interest-bearing liabilities and the interest rates earned and paid on these balances. In addition to the growth in both interest-earning assets and interest-bearing liabilities, and the timing of repricing of these assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on First Priority's assets and interest rates paid on its liabilities.

First Priority's net interest income increased $1.29 million to $2.77 million in 2007 from $1.48 million for the same period in 2006 and was $271 thousand for the period from May 25, 2005 (date of inception) to December 31, 2005. The increase in net interest income in both years was primarily due to the growth in interest earning assets, as reflected by an increase of its average earning assets of 131% from $45.7 million in 2006 to $105.4 million in 2007, and an increase in average earning assets of $41.2 million in 2006 from an average balance of $4.5 million in the 2005 period. Average interest bearing liabilities increased $58.7 million to $85.2 million in 2007 from $26.5 million in 2006 and $0.1 million in average interest bearing liabilities for the period from May 25, 2005 (date of inception) to December 31, 2005.

The following table sets forth, for the years ended December 31, 2007 and 2006, and for the period from May 25, 2005 (date of inception) to December 31, 2005 information related to First Priority's average balances, yields on average assets, and costs of average liabilities. Average balances are derived from the daily balances throughout the periods indicated and yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of deferred costs. There were no non-accrual loans during any of the periods reported. Interest income related to shareholders' escrow balances primarily represents income earned by the Bank during the pre-opening period from May 25, 2005 through November 13, 2005.

Average Balances, Income and Expenses, and Rates

	For the Years Ended December 31,						For the Period from May 25, 2005 (Date of Inception) to December 31, 2005		
	2007			2006					
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate(1)
				(Dollars in thousands)					
Interest-earning assets:									
Loans receivable	$ 74,149	$ 5,471	7.38%	$ 21,197	$ 1,576	7.44%	$ 10	$ 1	6.72%
Securities available for sale	9,353	496	5.30%	11,070	544	4.91%	2,213	53	3.92%
Federal funds sold	21,899	1,097	5.01%	13,377	671	5.02%	1,922	48	4.13%
Deposits with banks and other	26	2	8.45%	17	2	9.26%	358	8	3.86%
Interest on escrow balances	-	-	-	-	-	-	-	166	-
Total interest earning assets	105,427	7,066	6.70%	45,661	2,793	6.12%	4,503	276	10.10%
Non-interest-earning assets	1,325			1,056			122		
TOTAL ASSETS	$ 106,752			$ 46,717			$ 4,625		
Interest-bearing liabilities:									
Demand, interest-bearing	$ 858	20	2.29%	$ 388	8	2.13%	$ 17	-	4.17%
Money market and savings	39,816	1,921	4.82%	17,442	848	4.86%	17	-	3.68%
Time deposits	44,091	2,326	5.28%	7,682	401	5.22%	22	1	4.18%
Borrowed funds	477	26	5.38%	954	57	5.94%	86	4	7.17%
Total interest-bearing liabilities	85,242	4,293	5.04%	26,466	1,314	4.97%	142	5	5.93%
Non interest-bearing liabilities:									
Demand, non-interest bearing deposits	4,023			996			30		
Other liabilities	984			357			7		
Shareholders' equity	16,503			18,898			4,446		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 106,752			$ 46,717			$ 4,625		
Net interest income/rate spread		$ 2,773	1.66%		$ 1,479	1.15%		$ 271	4.17%
Net interest margin			2.63%			3.24%			9.91%

(1) Annualized for the period from May 25, 2005 (date of inception) to December 31, 2005.

Net interest margin declined 61 basis points from 3.24% in 2006 to 2.63% in 2007. This decline in net interest margin is primarily attributable to growth achieved in earning assets, primarily loans, which was funded by higher costing deposit accounts and the continued competitive and market pressures on the overall deposit rate structure. As the balance sheet grew, the overall positive impact on net interest margin of equity and other non-interest bearing funds became smaller. The yield on earning assets increased 58 basis points from 6.12% in 2006 to 6.70% in 2007 which is related to the growth within the loan portfolio. Average loans increased by $52.9 million from $21.2 million in 2006 to $74.1 million in 2007 with funding to support this growth primarily provided through growth in higher costing money market accounts of $22.4 million and growth in time deposit balances of $36.4 million in 2007 when compared to the prior year. Net interest spread was 1.66% for 2007, compared to 1.15% for 2006. The increase in net interest spread is due to additional volume of loans which generally earn a higher average rate of interest than investments or overnight funds.

First Priority's net interest income increased $1.21 million to $1.48 million for the year ended December 31, 2006, from $271 thousand for the period from May 25, 2005 (date of inception) to December 31, 2005. The primary reason for the material change in net interest income, when comparing these periods, is the commencement date of operations late in the fourth quarter of 2005.

Analysis of Changes in Net Interest Income

Net interest income also can be analyzed in terms of the impact of changing interest rates and changing volume. As noted in the Changes in Net Interest Income Table below, the increased volume of earning assets provided an additional $4.24 million in interest income, primarily related to loan growth, while increased deposits to fund that growth resulted in higher interest expense of $2.99 million when comparing 2007 to 2006. Changes in rate structure had a positive impact on net interest income of approximately $42 thousand for these same periods. The increase in net interest income of $1.21 million in 2006 when compared to the period from May 25, 2005 (date of inception) to December 31, 2005 is also primarily explained by increased levels of volume.

The following table sets forth the effect which varying levels of interest-earning assets, interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

Changes in Net Interest Income

	Years ended December 31, 2007 vs. 2006 Increase (Decrease) Due to Change In			Year ended December 31, 2006 vs. the period from May 25, 2005 (Date of Inception) to December 31, 2005 Increase (Decrease) Due to Change In		
	Volume	Rate	Net Change	Volume	Rate	Net Change
			(in thousands)			
Interest income:						
Loans receivable	$ 3,908	$ (13)	$ 3,895	$ 1,575	$ -	$ 1,575
Securities available for sale	(98)	50	(48)	462	29	491
Federal funds sold	427	(1)	426	601	22	623
Deposits with banks and other	-	-	-	15	(21)	(6)
Interest on escrow balances	-	-	-	(166)	-	(166)
Total interest earning assets	4,237	36	4,273	2,487	30	2,517
Interest expense:						
Demand, interest-bearing	11	1	12	8	-	8
Money market and savings	1,079	(6)	1,073	848	-	848
Time deposits	1,921	4	1,925	400	-	400
Borrowed funds	(26)	(5)	(31)	54	(1)	53
Total interest bearing liabilities	2,985	(6)	2,979	1,310	(1)	1,309
Change in net interest income	$ 1,252	$ 42	$ 1,294	$ 1,177	$ 31	$ 1,208

Provision for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses will be maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions as more information becomes available.

At the end of each quarter or more often, if necessary, First Priority analyzes the collectibility of its loans and accordingly adjusts the loan loss allowance to an appropriate level. The allowance for loan losses covers estimated credit losses on individually evaluated loans that are determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan portfolio. For a description of the process for determining the adequacy of the allowance for loan losses, see the "Allowance for Loan Losses" section below.

The provision for loan losses was $421 thousand, $632 thousand, and $2 thousand for the years ended December 31, 2007, and 2006, and the period from May 25, 2005 (date of inception) to December 31, 2005, respectively. During 2007, First Priority adopted a quantitative and qualitative method to allocating its allowance to the various loan categories based on specific criteria and employed a similar methodology in determining the provision. The adoption of this method has resulted in a reduction in the provision for loan losses in 2007 when compared to 2006, primarily due to the loan portfolio mix and the type of loans booked during 2007 when applied to this qualitative and quantitative methodology. Of the $54.8 million net increase in loans during 2007, 60% of this increase was secured primarily by real estate, including residential mortgages, home equity loans and commercial real estate, none of which would be considered sub-prime loans. Net loan growth during 2006 was $50.3 million. Management continues to review and evaluate the allowance for loan losses based on the performance of the loan portfolio.

The allowance as a percentage of loans was 1.00% of ending loans at December 31, 2007 compared to 1.26% at December 31, 2006. The decrease in this ratio reflects management's opinion of the credit quality of the loan portfolio and other factors, such as the mix of the portfolio and the value of related collateral.

Non-Interest Income

Non-interest income totaled $265 thousand in 2007 compared to $278 thousand for 2006. Non-interest income is comprised primarily of wealth management fees which are typically non-recurring commissions and fees related to the sale of insurance products and annuities. In addition, the Bank collects service charges on deposit accounts and other fees from its banking customers.

	For the years ended December 31,		For the Period from May 25, 2005 (Date of Inception) to December 31, 2005
	2007	2006	
		(in thousands)	
Non-Interest Income			
Wealth management fee income	$ 213	$ 244	$ -
Service charges on deposits	14	3	-
Other branch fees	13	4	-
Loan related fees	18	11	-
Other	7	16	-
Total Non-Interest Income	**$ 265**	**$ 278**	**$ -**

Non-Interest Expenses

Non-interest expenses were $4.99 million in 2007 compared to $3.56 million in 2006 and $1.24 million for the period from May 25, 2005 (date of inception) to December 31, 2005. The following table sets forth information related to the various components of non-interest expenses for each respective period.

	For the years ended December 31,		For the Period from May 25, 2005 (Date of Inception) to December 31, 2005
	2007	2006	
		(in thousands)	
Non-Interest Expenses			
Salaries and employee benefits	$ 3,242	$ 2,424	$ 716
Occupancy and equipment	412	334	218
Data processing equipment and operations	233	162	61
Professional fees	527	222	98
Marketing, advertising and business development	128	204	46
Other	451	215	99
Total Non-Interest Expenses	**$ 4,993**	**$ 3,561**	**$ 1,238**

Non-interest expenses increased $1.43 million, or 40.2%, in 2007 compared to 2006 which includes significant increases in staffing costs and professional fees as well as costs incurred in 2007 and 2006 related to the reorganization of First Priority Bank into a holding company form of ownership totaling $95,000 and $12,000, respectively, and non-recurring expenses related to the opening of our first market service office in Wyomissing of $43,000 and $11,000, respectively. Additionally, the Company incurred costs in 2007 associated with the recruitment and expansion of the lending staff of $116,000 and legal and accounting costs incurred to explore potential opportunities to expand and diversify First Priority's revenue base totaling $62,000.

Salaries and employee benefits totaled $3.24 million for 2007 compared to $2.42 million in 2006, an increase of $818 thousand, or 33.7%. This increase reflects the cost of staff additions and related benefits that occurred throughout the first full two years of First Priority Bank's operations to support asset growth, developing geographic and customer reach, and market expansion through the opening of the Wyomissing office.

Occupancy and equipment expenses were $412 thousand in 2007 compared to $334 thousand for the prior year, an increase of $78 thousand, or 23.4%. This increase is primarily due to the incremental lease cost and increased furniture and equipment expenses related to the opening of the Wyomissing office in March 2007. Also included in occupancy and equipment expense for 2007 are $30 thousand of one-time expenses related to the Wyomissing office opening.

Data processing expenses increased by $71 thousand, or 43.8%, in 2007 to $233 thousand compared to $162 thousand for the same period in 2006 primarily related to the increased cost of outsourced processing resulting from the increased activity of First Priority Bank and $5 thousand of one-time set-up fees for the Wyomissing branch.

Professional fees increased by $305 thousand, or 137.4%, to $527 thousand in 2007 compared to $222 thousand in 2006. The increase reflects costs related to human resource consulting and search fees to expand the business development staff of First Priority Bank of approximately $116 thousand, legal fees related to the formation of the bank holding company of $83 thousand, and legal and accounting costs incurred to explore potential opportunities to expand and diversify First Priority's revenue base totaling $62 thousand. In addition, other audit and accounting fees increased $46 thousand between the two periods.

Direct marketing, advertising and business development costs decreased $76 thousand, from $204 thousand to $128 thousand, when comparing 2006 and 2007, respectively, primarily related to marketing and advertising costs in 2006 required to promote the opening of First Priority Bank.

Other expenses increased $236 thousand from $215 thousand in 2006 to $451 thousand for the same period in 2007. Contributing to this increase are additional expenses related to regulatory agency assessments and filing fees totaling $82 thousand, loan and deposit generation expenses of $51 thousand, Pennsylvania bank shares tax expense totaling $39 thousand, and other administrative expenses such as supplies, contributions and memberships totaling $62 thousand.

Management recognizes the importance of expense awareness and the importance of controlling operating expenses to improve profitability; however, management is also committed to expanding and retaining key asset generation and operational staff, exploring and implementing a professional marketing program, and maintaining excellent customer service. Proper implementation and management of these items will assist in achieving our goal of continued asset growth and efficient operations.

Non-interest expenses were $3.56 million for the year ended December 31, 2006 compared to $1.24 million for the period from May 25, 2005 (date of inception) to December 31, 2005. The majority of the increase of $2.32 million is primarily related to First Priority Bank's commencement of operations during the fourth quarter of 2005. The Bank, which was incorporated on May 25, 2005 and commenced operations on November 14, 2005, incurred $709 thousand of organization and pre-opening costs, consisting primarily of compensation and employee benefit expense of $389 thousand and occupancy, furniture and equipment expenses of $183 thousand.

Provision for Income Taxes

There is no provision for income taxes for either of the years ended 2007 or 2006, or for the period ended December 31, 2005 due to the net operating losses incurred. Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. To satisfy the "more likely than not" criteria required to reduce the valuation allowance, First Priority would need to become profitable and demonstrate that a consistent positive trend of profitability is sustainable.

The Bank has net operating loss carryforwards available for federal income tax purposes of approximately $4.27 million at December 31, 2007, which expire in 2025 and 2027.

Financial Condition

Balance Sheet Review

Overview

As of December 31, 2007, First Priority had total assets of $151.6 million, an increase of 43.4% over total assets of $105.7 million on December 31, 2006. Total assets at December 31, 2007, consisted primarily of loans outstanding of $105.2 million and investment securities available for sale of $45.0 million. At December 31, 2006, total assets consisted principally of loans outstanding of $50.4 million and investment securities available for sale of $53.0 million. Premises and equipment increased $150 thousand during 2007, principally resulting from the cost of leasehold improvements and equipment purchases associated with the opening of First Priority Bank's second office located at 1200 Broadcasting Road, Wyomissing, Pennsylvania in March 2007.

Total deposits at December 31, 2007, were $116.3 million compared to $64.4 million at December 31, 2006. Deposits consisted principally of money market accounts and certificates of deposits, which at December 31, 2007 were $45.4 million and $62.6 million, respectively, compared to $33.7 million and $27.4 million at December 31, 2006, respectively.

At December 31, 2007, the Company had long-term debt outstanding of $390 thousand issued to provide operating capital within the holding company. In June and July 2007, First Priority issued $380 thousand of 5.30% Convertible Subordinated Debentures due June 21, 2012 ("Debentures") to certain directors and executive officers of First Priority and First Priority Bank. In December 2007, unpaid accrued interest of $10 thousand was credited to the outstanding balance of the debentures.

Investments

On December 31, 2007 and 2006, First Priority's investment securities portfolio of $45.0 million, and $53.0 million, respectively, represented approximately 29.7% and 50.1%, respectively, of total interest-earning assets. As of December 31, 2007, First Priority was invested in U.S. Government agency securities and mortgage-backed securities all of which were rated AAA, are highly marketable, and classified as available for sale with an amortized cost of $45.0 million for an unrealized gain of $11 thousand. As of December 31, 2006, all investments were in U.S. Government agency securities rated AAA, highly marketable, and classified as available for sale with an amortized cost of $53.0 million for an unrealized gain of $1 thousand. At the end of 2007 and 2006, First Priority increased its investment portfolio, supported by short-term borrowings of $18.1 million and $23.0 million, respectively, as part of a tax planning program instituted to lower the impact of the Pennsylvania bank shares tax.

The following table sets forth information about the maturities and weighted yields on First Priority's investment securities as of December 31, 2007.

	As of December 31, 2007									
	Within 1 year		After one but within five years		After five but within ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
U.S. Government agency securities	$ 38,995	3.54%	$ 2,003	5.13%	$ -	-	$ -	-	$ 40,998	3.62%
Mortgage-backed securities	-	-	-	-	-	-	4,028	5.26%	4,028	5.26%
Total investments available for sale	$ 38,995	3.54%	$ 2,003	5.13%	$ -	-	$ 4,028	5.26%	$ 45,026	3.76%

The amortized cost and fair value of First Priority's investments (all available for sale) as of each of the three years ended December 31, 2007, 2006 and 2005 are shown in the following table:

	December 31, 2007		December 31, 2006		December 31, 2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
U.S. Government agency securities	$ 40,995	$ 40,998	$ 52,993	$ 52,994	$ 29,986	$ 29,986
Mortgage-backed securities	4,020	4,028	-	-	-	-
Total Investments	$ 45,015	$ 45,026	$ 52,993	$ 52,994	$ 29,986	$ 29,986

Restricted investment in bank stock

The Bank invested $50 thousand in a restricted investment in bank stock, which represents a required investment in the common stock of a correspondent bank, and is carried at cost. As of December 31, 2007 and 2006 this investment consists of the common stock of Atlantic Central Bankers' Bank, Camp Hill, Pennsylvania.

Loans

First Priority's loan portfolio is the primary component of its assets. At December 31, 2007, total loans were $105.2 million, an increase of $54.8 million from $50.4 million at December 31, 2006. Total loans at December 31, 2005 were $111 thousand. The growth in the loan portfolio during 2007 and 2006 was attributable to the development and expansion of the lending staff throughout the first two years of operations.

The following table sets forth the classification of First Priority's loan portfolio for each of the three years ended December 31, 2007, 2006 and 2005.

	As of December 31,					
	2007		2006		2005	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
			(In thousands)			
Commercial	$ 33,506	32%	$ 14,138	28%	$ -	-
Commercial Real Estate	24,590	23%	12,473	25%	-	-
Residential Real Estate	23,708	23%	9,014	18%	-	-
Consumer	23,310	22%	14,724	29%	111	100%
Total Loans	105,114	100%	50,349	100%	111	100%
Net deferred loan costs	93	-	74	-	-	-
Total	$ 105,207	100%	$ 50,423	100%	$ 111	100%

Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory, as well as for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property.

Due to the short time First Priority's portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. First Priority does not generally originate traditional long-term residential mortgages. Generally, First Priority limits the loan-to-value ratio on loans it makes to 80% and attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and for apartments and, as such may be subject, to a greater extent, to adverse conditions in the economy. In dealing with these risk factors, First Priority generally limits itself to a real estate market or to borrowers with which First Priority has experience. First Priority generally concentrates on originating commercial real estate loans secured by properties located within its market area. In addition, many of First Priority's commercial real estate loans are secured by owner-occupied property with personal guarantees for the debt.

The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following tables summarize the loan maturity distribution by type and related interest rate characteristics as of December 31, 2007 and 2006.

	At December 31, 2007			
	Maturities of Outstanding Loans			
	Within 1 Year	After 1 But Within 5 Years	After 5 Years	Total Loans
	(In thousands)			
Commercial	$ 21,387	$ 12,069	$ 50	$ 33,506
Commercial Real Estate	3,371	14,306	6,913	24,590
Residential Real Estate	832	10,751	12,125	23,708
Consumer	8,478	3,614	11,218	23,310
Total Loans	$ 34,068	$ 40,740	$ 30,306	$ 105,114
Percentage composition of maturity	32%	39%	29%	100%
Fixed-rate loans as a percentage of total loans				42%
Floating-rate and adjustable loans as a percentage of total loans				58%

	At December 31, 2006			
	Maturities of Outstanding Loans			
	Within 1 Year	After 1 But Within 5 Years	After 5 Years	Total Loans
	(In thousands)			
Commercial	$ 9,545	$ 4,593	$ -	$ 14,138
Commercial Real Estate	369	7,804	4,300	12,473
Residential Real Estate	342	5,084	3,588	9,014
Consumer	2,954	4,889	6,881	14,724
Total Loans	$ 13,210	$ 22,370	$ 14,769	$ 50,349
Percentage composition of maturity	26%	45%	29%	100%
Fixed-rate loans as a percentage of total loans				45%
Floating-rate and adjustable loans as a percentage of total loans				55%

Allowance for loan losses

The allowance for loan losses represents an amount that First Priority believes will be adequate to absorb estimated probable credit losses on existing loans that may become impaired. The allowance is established through charges to earnings in the form of a provision for loan losses. While First Priority applies the methodology discussed below in connection with the establishment of the allowance for loan losses, the allowance is subject to critical judgments on the part of management. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance.

Risks within the loan portfolio are analyzed on a continuous basis by First Priority Bank, by an external independent loan review function, and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate allowances. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management believes deserve recognition in establishing an appropriate allowance. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

As First Priority is a relatively new banking organization with little operating history and relatively new credits, a relatively larger portion of the allowance is unallocated to specific loans or loan categories. During 2007, First Priority adopted a quantitative and qualitative method to allocating its allowance to the various loan categories. The adoption of this method has resulted in an increase in the unallocated portion of the allowance at December 31, 2007 compared to December 31, 2006, and a corresponding reduction in the provision for loan losses in 2007 when compared to the same period for 2006. An unallocated component, which is maintained to cover uncertainties that could affect management's estimate of probable losses, reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The Bank is a relatively new banking organization with little operating history and relatively new credits, accordingly, at this time, a relatively larger portion of the allowance is unallocated to specific loans or loan categories.

Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs, which are loans judged to be impaired, less any recoveries on loans previously charged off. Although management attempts to maintain the allowance at an adequate level, future additions to the allowance may be required due to the growth of the loan portfolio, changes in asset quality, changes in market conditions and other factors. Additionally, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additional provisions based upon their judgment about information available to them at the time of their examination. Although management uses what it believes to be the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short term change.

The following table sets forth the changes in the allowance for loan losses for the periods indicated:

	For the years ended December 31, 2007	For the years ended December 31, 2006	Period from May 25, 2005 (date of inception) to December 31, 2005
	(In thousands)		
Balance at the beginning of period	$ 634	$ 2	$ -
Net loans charged off	-	-	-
Provision charged to operations	421	632	2
Balance at end of period	$ 1,055	$ 634	$ 2
Average loans	$ 74,149	$ 21,197	$ 10

There were no charged-off loans, non-accrual loans, restructured loans, or loans past due 90 days or more for any of the periods presented. As of December 31, 2007, asset quality remained sound with no criticized or classified assets and one potential problem loan which was past due 60 days. Subsequently, in the first quarter of 2008, this loan relationship became delinquent over 90 days and was placed in a non-accrual status, with total outstanding balances of $861 thousand which represents 0.82% of total loans outstanding and 0.57% of total assets at December 31, 2007. First Priority is taking appropriate steps to monitor this relationship and is keeping it under close supervision. The Company's policy for interest income recognition on non-accrual loans is to recognize income on a cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Bank. Based on the information available as of December 31, 2007, management believes that the allowance for loan losses of $1.06 million is adequate. For the periods ended December 31, 2006 and 2005, there were no non-performing loans or non-performing assets.

The following table sets forth the allocation of the allowance for loan losses by loan category. The specific allocations in any particular category may be reallocated in the future to reflect then current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category.

	As of December 31,					
	2007		2006		2005	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
			(In thousands)			
Commercial	$ 94	8.9%	$ 106	16.7%	$ -	-
Commercial Real Estate	81	7.7%	156	24.7%	-	-
Residential Real Estate	43	4.1%	18	2.8%	-	-
Consumer	39	3.7%	85	13.4%	-	-
Total Allocated	257	24.4%	365	57.6%	-	-
Unallocated	798	75.6%	269	42.4%	2	100.0%
Total	$ 1,055	100.0%	$ 634	100.0%	$ 2	100.0%
Allowance for loan losses as a percentage of total loans	1.00%		1.26%		1.80%	

Deposits

First Priority's primary source of funds for loans and investments is its deposits. First Priority attracts deposits by offering competitive interest rates on all deposit products. First Priority supplements deposits raised in the local market with brokered certificates of deposit. At December 31, 2007 and 2006, First Priority had $9.1 million and $4.5 million, respectively, in brokered certificates of deposits. The guidelines governing First Priority's participation in brokered CD programs are included in its Asset Liability Management Policy, which is reviewed, revised and approved annually by the asset liability management committee and the board of directors.

The following table sets forth the average balance of First Priority's deposits and the average rates paid on deposits for the years ended December 31, 2007 and 2006, and for the period from May 25, 2005 (date of inception) to December 31, 2005.

	For the years ended December 31,				For the period from May 25, 2005 (date of inception) to December 31, 2005	
	2007		2006			
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
			(Dollars in thousands)			
Demand, non-interest bearing	$ 4,023		$ 996		$ 30	
Demand, interest bearing	858	2.29%	388	2.13%	17	4.17%
Money market and savings deposits	39,816	4.82%	17,442	4.86%	17	3.68%
Time deposits	44,091	5.28%	7,682	5.22%	22	4.18%
Total interest-bearing deposits	84,765	5.03%	25,512	4.93%	56	4.03%
Total deposits	$ 88,788		$ 26,508		$ 86	

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for First Priority's loan portfolio and other interest-earning assets. First Priority's core deposits were $94.7 million and $51.8 million as of December 31, 2007, and December 31, 2006, respectively. The maturity distribution of its time deposits of $100,000 or more as of December 31, 2007, is as follows:

	December 31, 2007
	(In thousands)
Three Months or Less	$ 6,591
Over Three Through Six Months	2,614
Over Six Through Twelve Months	8,525
Over Twelve Months	3,897
TOTAL	$ 21,627

Other Interest-Bearing Liabilities

Short-Term Borrowed Funds

The following table outlines First Priority's various sources of short-term borrowed funds at or for each of the two years ended December 31, 2007 and 2006, and at December 31, 2005 or for the period from May 25, 2005 (date of inception) to December 31, 2005. The maximum balance represents the highest indebtedness for each category of short-term borrowed funds at any month ended during each of the periods shown.

	At or for the years ended December 31,		At or for the period from May 25, 2005 (date of inception) to December 31,
	2007	2006	2005
	(In thousands except percentage data)		
Federal funds purchased:			
Balance at year end	$ 3,014	$ 4,968	$ 9,547
Weighted average rate at year end	3.69%	5.34%	4.22%
Maximum month end balance	$ 6,492	$ 6,619	$ 9,547
Average daily balance during the year	$ 120	$ 281	$ 86
Weighted average rate during the year	5.42%	5.10%	4.28%
Securities sold under agreements to repurchase:			
Balance at year end	$ 85	$ 6	$ -
Weighted average rate at year end	3.75%	4.75%	-
Maximum month end balance	$ 247	$ 51	$ -
Average daily balance during the year	$ 65	$ 5	$ -
Weighted average rate during the year	4.67%	4.75%	-
Other short-term borrowings:			
Balance at year end	$ 14,998	$ 17,991	$ -
Weighted average rate at year end	5.50%	6.31%	-
Maximum month end balance	$ 14,998	$ 29,989	$ -
Average daily balance during the year	$ 90	$ 668	$ -
Weighted average rate during the year	6.02%	6.31%	-

First Priority Bank has used short-term borrowed funds at the end of each year as part of a tax-planning strategy to reduce the Pennsylvania bank shares tax. Proceeds from these borrowings are invested in short-term U.S. Government securities.

As of December 31, 2007, 2006 and 2005, First Priority Bank had short-term lines of credit with correspondent banks totaling $30 million, $50 million, and $50 million, respectively. Of these amounts, $2 million was available on an unsecured basis for each period, and the remaining lines of credit required a pledge of investment securities if advanced.

Long-Term Debt

At December 31, 2007, the Company had long-term debt outstanding of $390 thousand issued to provide operating capital at the holding company. In June and July 2007, First Priority issued $380 thousand of 5.30% Convertible Subordinated Debentures due June 21, 2012 ("Debentures") to certain directors and executive officers of First Priority and First Priority Bank. In December 2007, unpaid accrued interest of $10 thousand was credited to the outstanding balance of the debentures.

The Debentures provide for an automatic conversion into shares of First Priority's common stock immediately prior to the consummation of a qualified public or private offering of common stock for cash resulting in aggregate net proceeds of at least $4 million. The number of shares of common stock issued upon conversion will be determined based on the offer price at time of offering. In addition, both payee and maker of the debenture have the right to convert the debenture into common stock after one year from issuance at an initial conversion price of $10.25 per share. If not sooner paid, the unpaid principal balance of the debentures is due and payable in full on June 21, 2012.

The average balance outstanding of these Debentures was $201 thousand for the year ended December 31, 2007 with an average rate of 5.30%. The maximum month end balance of these debentures during 2007 was $390 thousand, which includes principal plus capitalized interest.

Capital Resources

During 2005, First Priority sold 2,107,500 shares of common stock at $10.00 per share in an initial stock offering which resulted in net proceeds of $21,019,000. In addition, 421,500 warrants were issued in the offering to purchase one share of common stock at a price of $12.50 which expire five years from the date of issuance. The Pennsylvania Department of Banking, in issuing its charter to First Priority Bank, required an allocation of its initial capital to an expense fund in the amount of $750,000 to defray anticipated initial losses. Accordingly, $750,000 of First Priority Bank's surplus is reserved for this purpose until First Priority Bank becomes profitable.

Total shareholders' equity amounted to $15.3 million and $17.6 million on December 31, 2007 and 2006, respectively. The decrease of $2.3 million between December 31, 2006, and December 31, 2007, resulted primarily from the net loss recorded of $2.4 million during 2007. The net unrealized gain on securities available for sale, recorded to reflect the aggregate net change in the fair value of available for sale securities was $11 thousand at December 31, 2007 and $1 thousand at December 31, 2006.

First Priority uses securities available for sale to pledge as collateral to secure certain deposits and for other purposes required or permitted by law, including collateral for certain short-term borrowings. See the "Liquidity" section for a more detailed discussion on available liquidity sources. First Priority currently expects that it will have sufficient cash flow to fund ongoing operations.

First Priority Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Priority Bank's financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Priority Bank must meet specific capital guidelines that involve quantitative measures of First Priority Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. First Priority Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

First Priority Bank exceeds the minimum capital requirements established by regulatory agencies. Under the capital adequacy guidelines, capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets plus trust preferred securities up to 25% of Tier 1 capital with the excess being treated as Tier 2 capital. Tier 2 capital also consists of the allowance for loan losses subject to certain limitations and qualifying subordinated debt. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed inherent in the type of asset.

Quantitative measures established by regulation to ensure capital adequacy require First Priority Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets which is known as the Tier 1 leverage ratio. In addition, The Federal Deposit Insurance Corporation requires that First Priority Bank maintain a ratio of Tier 1 leverage capital to total assets of at least 8% during the first three years of operation. Under the capital guidelines, First Priority Bank must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, First Priority Bank must maintain a minimum Tier 1 leverage ratio of at least 8%. To be considered "well-capitalized," First Priority Bank must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 8%.

First Priority was formed May 11, 2007 under an agreement of reorganization and merger which provided that First Priority Bank become a wholly-owned subsidiary of First Priority. The following table sets forth the Bank's capital ratios for each of the three years ended December 31, 2007, 2006 and 2005. For all periods, First Priority Bank was considered "well-capitalized" and First Priority met or exceeded its applicable regulatory requirements.

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	To Be Considered "Well-Capitalized"
First Priority Bank:				
Total risk-based capital	16.01%	31.20%	549.85%	10.00%
Tier 1 risk-based capital	14.98%	30.12%	549.80%	6.00%
Tier 1 leverage capital	12.30%	24.08%	94.15%	8.00%

First Priority is exempt from the risk-based capital guidelines as it qualifies for an exemption under the provisions of the "Small Bank Holding Company Policy Statement" of the Board of Governors of the Federal Reserve System which exempts holding companies with total assets of less than $500 million that meet certain eligibility criteria from the risk-based capital requirements.

The decrease in First Priority Bank's capital ratios from December 31, 2006, to December 31, 2007, is due to the growth of the balance sheet resulting in increased risk-weighted assets and average total assets at December 31, 2007 and the decline in total capital due to the operating losses recorded.

At the close of business on February 29, 2008, First Priority consummated its acquisition of Prestige, as provided by the Agreement and Plan of Merger dated October 19, 2007. The acquisition resulted in incremental capital for First Priority, after merger costs and other adjustments, of approximately $7 million, which will be used for general corporate purposes of First Priority Bank, including, among other things, to provide additional capital to support asset growth and the expansion of First Priority Bank's market presence.

Since their inception, neither First Priority Bank nor First Priority has paid cash dividends on its common stock. First Priority's ability to pay cash dividends is dependent on receiving cash in the form of dividends from First Priority Bank. However, certain restrictions exist regarding the ability of First Priority Bank to transfer funds to First Priority in the form of cash dividends. All dividends are currently subject to prior approval of the Pennsylvania Department of Banking and the FDIC and are payable only from the undivided profits of First Priority Bank. Because the Bank has not yet achieved profitability, at December 31, 2007, the Bank had no undivided profits.

Return on Average Equity and Assets

The following table shows the return on average assets (net income divided by total average assets), return on equity (net income divided by average equity), and the equity to assets ratio (average equity divided by total average assets) for each of the two years ended December 31, 2007 and for the period from May 25, 2005 (date of inception) to December 31, 2005.

	At or for the years ended December 31,		At or for the period from May 25, 2005 (date of inception) to December 31,
	2007	2006	2005
Return on average assets	-2.23%	-5.21%	-34.60%
Return on average equity	-14.40%	-12.89%	-35.99%
Average equity to average assets ratio	15.46%	40.45%	96.13%

The ratios shown above reflect the results of First Priority during its start-up period. If First Priority reduces its reported net operating loss and moves closer to profitability, these ratios will become a more meaningful way to measure performance. During the periods stated, First Priority has experienced growth, primarily due to the increase in the loan portfolio, with a reduction in equity due to the current net loss position.

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into effect in First Priority's consolidated financial statements. Rather, the statements have been prepared on a historical cost basis in accordance with accounting principles generally accepted in the United States of America.

Unlike most industrial companies, the assets and liabilities of financial institutions, such as First Priority and First Priority Bank, are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on its performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. First Priority seeks to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Arrangements

Through the operations of First Priority Bank, First Priority has made contractual commitments to extend credit in the ordinary course of its business activities to meet the financing needs of customers. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. The same credit and collateral policies are used in making these commitments as for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and collateral is obtained, if necessary, based on the credit evaluation of the borrower.

As of December 31, 2007, 2006 and 2005, First Priority had issued commitments to extend credit of $26.1 million, $17.4 million, and $65 thousand, respectively, through various types of commercial and consumer lending arrangements, of which the majority are at variable rates of interest. First Priority believes that it has adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.

First Priority is not involved in any other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments that could significantly impact earnings.

Liquidity

The objective of liquidity management is to assure that sufficient sources of funds are available as needed and at a reasonable cost to meet the ongoing and unexpected operational cash needs and commitments of First Priority and to take advantage of income producing opportunities as they arise. Sufficient liquidity must be available to meet the cash requirements of depositors wanting to withdraw funds and of borrowers wanting their credit needs met. Additionally, liquidity is needed to insure that First Priority has the ability to act at those times when profitable new lending and/or investment opportunities arise. While the desired level of liquidity may vary depending upon a variety of factors, it is a primary goal of First Priority to maintain strong liquidity in all economic environments through active balance sheet management.

Liquidity management is the ongoing process of monitoring and managing First Priority's sources and uses of funds. The primary sources of funds are deposits, scheduled amortization of loan principal, maturities of investment securities and funds provided by operations. While scheduled loan payments and investment maturities are relatively predictable sources of funds, deposit flows and loan prepayments are far less predictable and are influenced by general interest rates, economic conditions and competition. First Priority measures and monitors its liquidity position on a frequent basis in order to better understand, predict and respond to balance sheet trends. The liquidity analysis encompasses a review of anticipated changes in loan balances, investments securities, core deposits and borrowed funds over a three month, six month and one year period.

As of December 31, 2007, 2006 and 2005, First Priority's liquid assets, consisting of cash and due from banks, interest bearing deposits of other banks, Federal funds sold and unencumbered short-term Federal agency discount notes, totaled $19.7 million, $26.3 million and $20.7 million, respectively, representing 13.07%, 24.8% and 67.1% of total assets.

First Priority maintains short term borrowing facilities that can be accessed for incremental funding. As of December 31, 2007 First Priority had available for borrowing: a $2 million unsecured Federal funds borrowing facility, an $8 million secured Federal funds borrowing facility and a $20 million secured limited use line of credit, each facility provided by correspondent banks.

Interest Rate Sensitivity

The primary objective of asset liability management is to optimize net interest income over time while maintaining a balance sheet mix that is prudent with respect to liquidity, capital adequacy and interest rate risk. Interest rate risk addresses the potential adverse impact of interest rates movements on First Priority's net interest income.

Market risk is the risk of loss from adverse changes in market prices and rates that principally arise from interest rate risk inherent in First Priority's lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not normally arise in the normal course of First Priority's business. First Priority actively monitors and manages its interest rate risk exposure.

The principal interest rate risk monitoring technique First Priority employs is the measurement of its interest sensitivity "gap," which is the positive or negative dollar difference between interest earning assets and interest bearing liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, or replacing an asset or liability at maturity. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. First Priority generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when First Priority is liability-sensitive.

As of December 31, 2007, First Priority was liability sensitive over a one-year time frame. However, gap analysis is not a precise indicator of the interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, assumptions are made concerning the repricing characteristics of deposit products with no contractual maturities. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

It is the responsibility of the board of directors and senior management to understand and control the interest rate risk exposures assumed by First Priority. The board has delegated authority to the asset liability management committee ("ALCO") for the development of ALCO policies and for the management of the asset liability management function. The ALCO committee is comprised of senior management representing all primary functions of First Priority and meets monthly, or more frequently as needed. The ALCO has the responsibility for maintaining a level of interest rate risk exposures within board approved limits.

The following table sets forth information regarding First Priority's interest rate sensitivity as of December 31, 2007, for each of the time intervals indicated. The information in the table may not be indicative of First Priority's interest rate sensitivity position at other points in time. In addition, management makes assumptions concerning the repricing characteristics of deposit products with no contractual maturities and the maturity distribution indicated in the table may differ from the contractual maturities of interest-earning assets due to consideration of prepayment speeds under various interest rate change scenarios in the application of interest rate sensitivity methods described above.

Interest Rate Sensitivity Report
As of December 31, 2007
(Dollars in thousands)

	1-90 days	91-180 days	181-365 days	1-5 years	5 years and over	Total
Interest-Sensitive Assets						
Loans receivable	$ 45,030	$ 1,060	$ 3,176	$ 39,781	$ 16,160	$ 105,207
Investment Securities available for sale	39,085	2,088	221	2,170	1,462	45,026
Total Interest Earning Assets	$ 84,115	$ 3,148	$ 3,397	$ 41,951	$ 17,622	$ 150,233
Cumulative Total	$ 84,115	$ 87,263	$ 90,660	$ 132,611	$ 150,233	
Interest-Sensitive Liabilities						
Interest-bearing Demand	$ 593	$ 446	$ 74	$ 149	$ 223	$ 1,485
Savings Accounts	14	11	3	3	24	55
Money Market Accounts	42,175	453	453	453	1,814	45,348
Time Deposits	14,530	9,820	23,302	14,918	-	62,570
Borrowed Funds	18,097	390	-	-	-	18,487
Total	$ 75,409	$ 11,120	$ 23,832	$ 15,523	$ 2,061	$ 127,945
Cumulative Total	$ 75,409	$ 86,529	$ 110,361	$ 125,884	$ 127,945	
Gap	$ 8,706	$ (7,972)	$ (20,435)	$ 26,428	$ 15,561	
Cumulative Gap	$ 8,706	$ 734	$ (19,701)	$ 6,727	$ 22,288	
Interest-sensitive assets/interest-sensitive liabilities (cumulative)	1.1	1.0	0.8	1.1	1.2	
Cumulative Gap/total earning assets	5.8%	0.5%	-13.1%	4.5%	14.8%	

Contractual Obligations

The Bank utilizes a variety of deposit products and short-term borrowings to supplement its supply of lendable funds, to assist in meeting deposit withdrawal requirements, and to fund growth of interest-earning assets in excess of traditional deposit growth. Brokered certificates of deposit, correspondent bank lines of credit, and repurchase agreements serve as the primary sources of such funds.

Obligations under non-cancelable operating lease agreements are payable over several years with the longest obligation expiring in 2017. Management does not believe that any existing non-cancelable operating lease agreements are likely to materially impact the company's financial condition or results of operations in an adverse way.

The following table provides payments due by period for obligations under long-term borrowings and operating lease obligations as of December 31, 2007.

	Payments Due by Period					
	Within 1 Year	Over 1 through 2 Years	Over 2 through 3 Years	Over 3 through 5 Years	Over 5 Years	Total
	(In thousands)					
Time deposits	$ 47,654	$ 6,929	$ 4,486	$ 3,501	$ -	$ 62,570
Operating lease obligations	249	249	249	498	815	2,060
Long-term debt	-	-	-	-	390	390
Short-term borrowings	18,097	-	-	-	-	18,097
Accrued interest payable	858	-	-	-	-	858
Total	$ 66,858	$ 7,178	$ 4,735	$ 3,999	$ 1,205	$ 83,975

Recent Developments

At the close of business on February 29, 2008, First Priority completed its acquisition of Prestige Community Bank, a de novo bank headquartered in Newtown, Bucks County, Pennsylvania. Prestige, with $28 million in total assets, $5.8 million in loans and $19.8 million in deposits as of February 29, 2008, operates from its main office in Newtown, Pennsylvania, and a second office in Pipersville, Pennsylvania.

The acquisition was consummated pursuant to the Agreement and Plan of Merger, dated as of October 19, 2007, by and among First Priority, First Priority Bank, and Prestige. Under the Purchase Agreement, Prestige shareholders received one share of common stock and one warrant of First Priority for each share of common stock and each warrant of Prestige held immediately prior to the closing of the transaction. First Priority issued 976,137 shares of common stock and 195,227 warrants in the merger transaction. In connection with the merger, four directors of Prestige were appointed to the First Priority Board of Directors.

The acquisition has been accounted for using the purchase method of accounting, which requires that the financial statements include activity of Prestige effective March 1, 2008. Accordingly, the Company's consolidated financial statements and the information herein at and for the year ended December 31, 2007 do not include financial results for Prestige.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk identification and management are essential elements for the successful management of First Priority. In the normal course of business, First Priority is subject to various types of risk, including interest rate, credit, and liquidity risk. First Priority controls and monitors these risks with policies, procedures, and various levels of managerial and board oversight. First Priority's objective is to optimize profitability while managing and controlling risk within board approved policy limits. Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction, and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets and liabilities. First Priority uses its asset liability management policy to control and manage interest rate risk.

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as, the obligations to depositors and debt holders. First Priority uses its asset liability management policy and contingency funding plan to control and manage liquidity risk.

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers, purchasing securities, and entering into certain off-balance sheet loan funding commitments. First Priority's primary credit risk occurs in the loan portfolio. First Priority uses its credit policy and disciplined approach to evaluating the adequacy of the allowance for loan losses to control and manage credit risk. First Priority's investment policy strictly limits the amount of credit risk that may be assumed in the investment portfolio. First Priority's principal financial market risks are liquidity risks and exposures to interest rates.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	43
Audited Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006	44
Audited Consolidated Statements of Income for the years ended December 31, 2007 and 2006 and for the period from May 25, 2005 (Date of Inception) to December 31, 2005	45
Audited Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007 and 2006 and for the period from May 25, 2005 (Date of Inception) to December 31, 2005	46
Audited Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006 and for the period from May 25, 2005 (Date of Inception) to December 31, 2005	47
Notes to audited Consolidated Financial Statements as of and for the years ended December 31, 2007 and 2006 and for the period from May 25, 2005 (Date of Inception) to December 31, 2005	48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Priority Financial Corp.
Malvern, Pennsylvania

We have audited the accompanying consolidated balance sheets of First Priority Financial Corp. and its subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2007, and for the period from May 25, 2005 (date of inception) to December 31, 2005. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Priority Financial Corp. and its subsidiary as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, and for the period from May 25, 2005 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, the Company changed its method of accounting for share based payments in 2006.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP
Reading, Pennsylvania
March 27, 2008

First Priority Financial Corp.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 943	$ 1,984
Total cash and cash equivalents	943	1,984
Securities available for sale (amortized cost - 2007 - $45,015; 2006 - $52,993)	45,026	52,994
Loans receivable	105,207	50,423
Less: allowance for loan losses	1,055	634
Net loans	104,152	49,789
Restricted investment in bank stock	50	50
Premises and equipment, net	574	424
Accrued interest receivable	545	320
Other assets	321	187
Total assets	$ 151,611	$ 105,748
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 6,846	$ 2,098
Interest-bearing	109,458	62,319
Total deposits	116,304	64,417
Short-term borrowings	18,097	22,965
Long-term debt	390	-
Accrued interest payable	858	282
Other liabilites	642	446
Total liabilities	136,291	88,110
Shareholders' Equity		
Preferred stock, $100 par value; authorized 10,000 shares; no shares issued or outstanding	-	-
Common stock, $1 par value; authorized 10,000 shares; issued and outstanding 2,108 shares	2,108	2,108
Surplus	18,982	18,934
Accumulated deficit	(5,781)	(3,405)
Accumulated other comprehensive income	11	1
Total shareholders' equity	15,320	17,638
Total liabilities and shareholders' equity	$ 151,611	$ 105,748

See notes to consolidated financial statements.

First Priority Financial Corp.
Consolidated Statements of Income
(In thousands, except per share data)

	For the year ended December 31, 2007	For the year ended December 31, 2006	Period from May 25, 2005 (Date of Inception) to December 31, 2005
Interest Income			
Loans receivable, including fees	$ 5,471	$ 1,576	$ 1
Securities – taxable	496	544	53
Interest bearing deposits and other	2	2	174
Federal funds sold and securities purchased under agreements to resell	1,097	671	48
Total Interest Income	7,066	2,793	276
Interest Expense			
Deposits	4,267	1,257	1
Short-term borrowings	15	57	2
Long-term debt	11	-	2
Total Interest Expense	4,293	1,314	5
Net Interest Income	2,773	1,479	271
Provision for Loan Losses	421	632	2
Net Interest Income after Provision for Loan Losses	2,352	847	269
Non-Interest Income			
Wealth management fee income	213	244	-
Other	52	34	-
Total Non-Interest Income	265	278	-
Non-Interest Expenses			
Salaries and employee benefits	3,242	2,424	716
Occupancy and equipment	412	334	218
Data processing equipment and operations	233	162	61
Professional fees	527	222	98
Marketing, advertising and business development	128	204	46
Other	451	215	99
Total Non-Interest Expenses	4,993	3,561	1,238
Net Loss	$ (2,376)	$ (2,436)	$ (969)
Loss per share			
Basic and diluted	$ (1.13)	$ (1.16)	$ (0.46)
Weighted average shares outstanding			
Basic and diluted	2,108	2,108	2,108

See notes to consolidated financial statements.

First Priority Financial Corp.
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2007 and 2006 and Period from May 25, 2005 (Date of Inception) to December 31, 2005
(Dollars in thousands)

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance - May 25, 2005 (Date of Inception)	$ -	$ -	$ -	$ -	$ -
Sale of common stock	2,108	18,911	-	-	21,019
Net loss	-	-	(969)	-	(969)
Balance - December 31, 2005	2,108	18,911	(969)	-	20,050
Comprehensive loss:					
Net loss	-	-	(2,436)	-	(2,436)
Net unrealized holding gain on available for sale securities arising during the period	-	-	-	1	1
Total comprehensive loss					(2,435)
Stock option expense	-	23	-	-	23
Balance - December 31, 2006	2,108	18,934	(3,405)	1	17,638
Comprehensive loss:					
Net loss	-	-	(2,376)	-	(2,376)
Net unrealized holding gain on available for sale securities arising during the period	-	-	-	10	10
Total comprehensive loss					(2,366)
Stock option expense	-	48	-	-	48
Balance - December 31, 2007	$ 2,108	$ 18,982	$ (5,781)	$ 11	$ 15,320

See notes to consolidated financial statements.

First Priority Financial Corp.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the year ended December 31, 2007	For the year ended December 31, 2006	Period from May 25, 2005 (Date of Inception) to December 31, 2005
Cash Flows from Operating Activities			
Net loss	$ (2,376)	$ (2,436)	$ (969)
Adjustments to reconcile net loss to net cash used in operating activities:			
Provision for loan losses	421	632	2
Depreciation and amortization	123	84	11
Net accretion of securities discounts	(143)	(272)	(53)
Stock based compensation expense	48	23	-
Increase in accrued interest receivable	(225)	(320)	-
Increase in other assets	(134)	(58)	(129)
Increase in accrued interest payable	576	279	3
Increase (decrease) in other liabilities	195	(5)	451
Other	10	-	-
Net Cash Used in Operating Activities	(1,505)	(2,073)	(684)
Cash Flows from Investing Activities			
Net increase in loans	(54,784)	(50,313)	(110)
Purchases of securities available for sale	(151,879)	(268,234)	(49,934)
Purchase of restricted stock	-	-	(50)
Proceeds from maturities of securities available for sale	160,000	245,500	20,000
Purchases of premises and equipment	(273)	(80)	(439)
Net Cash Used in Investing Activities	(46,936)	(73,127)	(30,533)
Cash Flows from Financing Activities			
Net increase in deposits	51,888	63,628	789
Net (decrease) increase in short-term borrowings	(4,868)	13,418	9,547
Net increase in long-term debt	380	-	-
Proceeds from sale of common stock	-	-	21,019
Net Cash Provided by Financing Activities	47,400	77,046	31,355
Net (Decrease) Increase in Cash and Cash Equivalents	(1,041)	1,846	138
Cash and Cash Equivalents - Beginning	1,984	138	-
Cash and Cash Equivalents - Ending	$ 943	$ 1,984	$ 138
Supplementary Cash Flows Information			
Interest paid	$ 3,717	$ 1,035	$ 2

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

First Priority Financial Corp.

First Priority Financial Corp. (the "Company") was formed May 11, 2007. On February 20, 2007, First Priority Bank's Board of Directors approved an agreement of reorganization and merger, dated as of February 20, 2007 which was subsequently approved by regulators and the shareholders of the First Priority Bank (the "Bank") at the Bank's annual meeting on April 17, 2007. The reorganization agreement provided that the Bank become a wholly-owned subsidiary of the Company, a Pennsylvania corporation formed by the Bank for the purpose of becoming a holding company for the Bank, and as such, the Company is subject to the rules and regulations of the Federal Reserve Board. Accordingly, the financial information relating to the periods prior to May 11, 2007 are reported under the name of First Priority Financial Corp.

Under the reorganization agreement, each outstanding share of the Bank's common stock and warrant to acquire the Bank's common stock was converted into one share of the Company's common stock and one warrant to acquire the Company's common stock. The former holders of the Bank's common stock and warrants became the holders of all of the outstanding shares and warrants of the holding company common stock. Following the reorganization, the Bank continued its operations at the same location, with the same management, and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the reorganization. The Company's assets consist principally of its investment in the Bank and the primary activities are conducted through the Bank.

The Company's revenue is dependent primarily on net interest income, which is the difference between the interest income earned on loans, investments, and other earning assets and the interest paid on deposits and other interest bearing liabilities. Total revenue is also affected by non-interest income which is primarily derived from asset management related fees, service charges and other fees.

The Company's operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal, and regulatory policies of governmental agencies. Lending activities are influenced by a number of factors, including the general credit needs of individuals and small and medium-sized businesses in the Company's market area, competition, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, competition, account maturities, and the level of personal income and savings in the market area.

Note 1 - Summary of Significant Accounting Policies (continued)

First Priority Bank

The Bank was incorporated on May 25, 2005 under the laws of the Commonwealth of Pennsylvania and is a Pennsylvania chartered, FDIC insured bank. The Bank commenced operations on November 14, 2005 and is a full service commercial bank providing personal and business lending, deposit products and wealth management services. As a state chartered bank, the Bank is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. The Bank is located in, and serves customers in, southeastern Pennsylvania.

The Bank incurred $709,000 of organization and pre-opening costs, consisting primarily of compensation and employee benefit expense of $389,000 and occupancy, furniture and equipment expense of $183,000. Net interest income earned during the pre-opening period totaled $165,000. The consolidated statement of income for the period from May 25, 2005 (date of inception) to December 31, 2005 reflects these amounts in the respective income or expense categories. Stock offering costs of $56,000 are netted against the proceeds from the sale of common stock.

In March 2007, the Bank opened its second full-service office which is located in Wyomissing, Pennsylvania serving customers in the Berks County market.

Basis of Presentation

The accompanying consolidated financial statements for the years ended December 31, 2007, 2006, and the period from May 25, 2005 (date of inception) to December 31, 2005 consist of the Bank's financial statements prior to the formation of the Company on May 11, 2007. The consolidated balance sheets and related income statements of the Company are substantially the same as the balance sheets and income statements of the Bank with the primary exception of the issuance by the Company in June and July 2007, of $380,000 5.30% convertible debentures.

The consolidated results of operations and financial condition presented for those periods after the merger date, May 11, 2007, include consolidated financial results for the Company which includes the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation.

These statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are anticipated to be with customers located within the western and northwestern suburbs surrounding Philadelphia. Note 3 discusses the types of securities that the Company currently invests in. Note 4 discusses the types of lending that the Company engages in. Although the Company intends to have a diversified loan portfolio, its debtors' ability to honor their contracts will be influenced by the region's economy. The Company does not have any significant concentrations to any one industry or customer.

The Company's investment portfolio consists principally of obligations of the United States and its agencies. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places deposits in correspondent accounts and sells Federal funds to qualified financial institutions. Management believes credit risk associated with correspondent accounts and with Federal funds sold is not significant. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal funds sold and short-term money market securities. Generally, Federal funds are purchased or sold for one day periods. Short-term investments are generally purchased with a maturity date of less than three months.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Securities available for sale are carried at fair value. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Unrealized gains and losses are reported as increases or decreases in other comprehensive income as a component of shareholders' equity. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, computed by a method which approximates the interest method over the terms of the securities. At December 31, 2007 and 2006, the Company had no securities classified as held to maturity.

Note 1 - Summary of Significant Accounting Policies (continued)

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted investment in bank stock, which represents a required investment in the common stock of a correspondent bank, is carried at cost and as of December 31, 2007 and 2006 consists of the common stock of Atlantic Central Bankers' Bank.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company will generally amortize these amounts over the contractual life of the loan.

The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans is generally either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Residential Mortgage Loans Held for Sale

Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. The Company obtains commitments from the secondary market investors prior to closing of the loans; therefore, no gains or losses are recognized when the loans are sold. The Company receives origination fees from the secondary market investors. At December 31, 2007 and 2006, there were no residential mortgage loans held for sale.

Note 1 - Summary of Significant Accounting Policies (continued)

Loan Fees

Loan origination fees and direct costs of loan originations are deferred and recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Loan commitment fees are deferred and recognized as an adjustment of yield over the related loan's life, or if the commitment expires unexercised, recognized in income upon expiration.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses will be maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions as more information becomes available.

The allowance will consist of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. As the Bank is a relatively new banking organization with little operating history and relatively new credits, a relatively larger portion of the allowance is unallocated to specific loans or loan categories.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Note 1 - Summary of Significant Accounting Policies (continued)

Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and home equity loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings Per Share

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share exclude dilution and are computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Proceeds assumed to have been received on such exercise or conversion are assumed to be used to purchase shares of the Company's common stock at the average market price during the period, as required by the "treasury stock method" of accounting. The effects of securities or other contracts to issue common stock are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 10 years. Leasehold improvements are amortized over the term of the lease or estimated useful lives, whichever is shorter.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carryforwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock Options

Prior to January 1, 2006, the Company's stock option plan was accounted for under the recognition and measurement provisions of APB Opinion No. 25 (Opinion 25), "*Accounting for Stock Issued to Employees,*" and related Interpretations, as permitted by FASB Statement No. 123, "*Accounting for Stock Based Compensation.*" No stock-based employee compensation cost was recognized in the Company's consolidated statements of income through December 31, 2005, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "*Share Based Payment.*" Statement No. 123(R) replaces Statement No. 123, supersedes APB Opinion No. 25 and requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Statement No. 123(R) requires that companies that utilized the minimum value method under Statement No. 123 adopt the new fair value accounting prospectively for new or modified grants on or after January 1, 2006.

Prospective adoption means that awards granted in earlier fiscal years continue to be accounted for using the existing accounting, typically APB Opinion No. 25. For the years ended December 31, 2007 and 2006, there were stock options granted and the related compensation expense of $48,000 and $23,000, respectively, is included in salaries and employee benefits in the accompanying consolidated statements of income. There was no tax benefit recognized related to this stock-based compensation. Therefore, as a result of adopting Statement No. 123(R), the Company's net loss for the years ended December 31, 2007 and 2006 was $48,000 and $23,000, respectively, higher than if the Company had continued to account for share-based compensation under APB Opinion No. 25.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Summary of Significant Accounting Policies (continued)

Accumulated other comprehensive income as of December 31, 2007 and 2006 of $11,000 and $1,000, respectively, consisted solely of net unrealized holding gains on available for sale securities.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Recent Accounting Pronouncements

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008, and is not expected to have a significant impact on the Company's consolidated financial statements.

FSP 157-b

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company's consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (continued)

SAB 108

In September 2006, the SEC issued SAB 108 to add section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" to Topic 1, Financial Statements, of the Staff Accounting Bulletin Series. Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. These methods are referred to as the "roll-over" and "iron curtain" methods. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

SAB 110

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. SAB 110 is effective January 1, 2008. The Company has used the "simplified" method to determine the expected life of options issued as part of determining the fair value of option grants.

EITF 06-11

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (continued)

FIN 48-1

In May 2007, the FASB issued FIN 48-1, "Definition of Settlement in FIN 48" to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have any impact on the Company's consolidated financial position or results of operations.

FASB Statement No. 141(R)

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for business combinations completed beginning January 1, 2009.

Note 2—Restrictions on Cash and Due From Banks

As of December 31, 2007 and 2006, the Company did not need to maintain reserves (in the form of deposits with the Federal Reserve Bank or a correspondent bank on behalf of the Federal Reserve Bank) to satisfy federal regulatory requirements.

Note 3 - Securities Available for Sale

The amortized cost, unrealized gains and losses, and the estimated fair value of the Company's investment securities available for sale are as follows:

Note 3 - Securities Available for Sale (continued)

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
Available for sale				
Obligations of U.S. government agencies				
and corporations	$ 40,995	$ 3	$ -	$ 40,998
Mortgage-backed securities	4,020	8	-	4,028
Total investment securities available for sale	$ 45,015	$ 11	$ -	$ 45,026

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
Available for sale				
Obligations of U.S. government agencies				
and corporations	$ 52,993	$ 5	$ (4)	$ 52,994
Total investment securities available for sale	$ 52,993	$ 5	$ (4)	$ 52,994

There were no individual securities in a continuous unrealized loss position for twelve months or longer as of December 31, 2007 and 2006.

Securities with a carrying value of $16.4 million and $21.7 million at December 31, 2007 and 2006, respectively, were pledged to secure repurchase agreements and other borrowings.

The amortized cost and fair value of securities as of December 31, 2007 by contractual maturity are shown below. Certain of these investment securities have call features which allow the issuer to call the security prior to its maturity date at the issuer's discretion.

	December 31, 2007	
	Available for Sale Securities	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due within one year	$ 38,995	$ 38,995
Due after one year through five years	2,000	2,003
	40,995	40,998
Mortgage-backed securities	4,020	4,028
Total	$ 45,015	$ 45,026

Note 4 - Loans Receivable

Loans receivable consist of the following at December 31:

	2007	2006
	(Dollars in thousands)	
Commercial	$ 33,506	$ 14,138
Commercial real estate	24,590	12,473
Residential real estate	23,708	9,014
Home equity lines of credit	10,419	7,328
Consumer	12,891	7,396
Total Loans	105,114	50,349
Allowance for loan losses	(1,055)	(634)
Net deferred loan costs	93	74
Net Loans	$ 104,152	$ 49,789

Approximately 59% of total loans were variable or adjustable interest rate loans at December 31, 2007 with the remaining 41% comprised of fixed interest rate loans.

The Company actively monitors the risk of loan concentration, and as of December 31, 2007, does not have any significant concentrations to any one industry or customer.

Note 5 - Transactions with Executive Officers, Directors and Principal Shareholders

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal shareholders, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and do not involve more than the normal risk of collectibility.

Activity of these loans is as follows:

	For the year ended December 31,	
	2007	2006
	(Dollars in thousands)	
Balance , beginning of period	$ 494	$ 10
New loans	176	1,157
Repayments and other reductions	(37)	(673)
Balance, December 31	$ 633	$ 494

Deposits of related parties totaled $4,575,000 and $6,427,000 at December 31, 2007 and 2006, respectively.

Note 6 - Allowance for Loan Losses

The changes in the allowance for loan losses for the years ended December 31, 2007 and 2006 and for the period ended December 31, 2005 are as follows:

	2007	2006	2005
		(Dollars in thousands)	
Balance, beginning of year	$ 634	$ 2	$ -
Provision for loan losses	421	632	2
Balance, end of year	$ 1,055	$ 634	$ 2

As of December 31, 2007, 2006, and 2005, the Company had no charged-off loans, non-accrual loans, restructured loans, or loans past due 90 days or more. As of December 31, 2007, there were no criticized or classified assets and one potential problem loan which was past due 60 days. Subsequently, in the first quarter of 2008, this loan relationship became delinquent over 90 days and was placed in a non-accrual status, with total outstanding balances of $861 thousand which represents 0.82% of total loans outstanding and 0.57% of total assets at December 31, 2007.

Note 7 - Premises and Equipment

The components of premises and equipment at December 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)	
Leasehold improvements	$ 249	$ 139
Furniture, fixtures and equipment	319	194
Automobile	21	21
Computer equipment and data processing software	203	165
	792	519
Accumulated depreciation	(218)	(95)
	$ 574	$ 424

Depreciation expense for the years ended December 31, 2007 and 2006 and for the period from May 25, 2005 (date of inception) to December 31, 2005, was $123,000, $84,000 and $11,000, respectively.

Note 8 - Deposits

The components of deposits at December 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)	
Demand, non-interest bearing	$ 6,846	$ 2,098
Demand, interest-bearing	1,485	1,173
Money market and savings accounts	45,403	33,737
Time, $100,000 and over	21,627	12,588
Time, other	40,943	14,821
	$ 116,304	$ 64,417

Included in time deposits, other at December 31, 2007 and 2006 are brokered deposits of $9,116,000, and $4,477,000, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

	2007
	(Dollars in thousands)
2008	$ 47,654
2009	6,929
2010	4,486
2011	413
2012	3,088
	$ 62,570

Note 9 - Short-Term Borrowings

At December 31, 2007 and 2006, the Company had total short-term borrowings of $18,097,000 and $22,965,000, respectively. The Company's short-term borrowings generally consist of Federal funds purchased, securities sold under repurchase agreements and other secured borrowings from correspondent banks. These borrowings generally represent overnight borrowings.

At December 31, 2007, the Company had two short-term borrowing facilities with correspondent banks totaling $30 million. The first facility is for $10 million, of which $2 million is available unsecured. The remaining $8 million is a secured line of credit with security provided by a pledge of Company investment assets at 125% of the amount borrowed. The remaining facility is for $20 million and would be secured by a pledge of Company investment assets. All secured facilities are available for short-term limited purpose usage.

A summary of short-term borrowings at or for the each of the two years ended December 31, 2007 and 2006, and at December 31, 2005 or for the period from May 25, 2005 (date of inception) to December 31, 2005 follows:

Note 9 - Short-Term Borrowings (continued)

	At or for the years ended December 31,				At or for the period from May 25, 2005 (date of inception) to December 31,	
	2007		2006		2005	
	(In thousands except percentage data)					
Federal funds purchased:						
Balance at year end	$	3,014	$	4,968	$	9,547
Weighted average rate at year end		3.69%		5.34%		4.22%
Maximum month end balance	$	6,492	$	6,619	$	9,547
Average daily balance during the year	$	120	$	281	$	86
Weighted average rate during the year		5.42%		5.10%		4.28%
Securities sold under agreements to repurchase:						
Balance at year end	$	85	$	6	$	-
Weighted average rate at year end		3.75%		4.75%		-
Maximum month end balance	$	247	$	51	$	-
Average daily balance during the year	$	65	$	5	$	-
Weighted average rate during the year		4.67%		4.75%		-
Other short-term borrowings:						
Balance at year end	$	14,998	$	17,991	$	-
Weighted average rate at year end		5.50%		6.31%		-
Maximum month end balance	$	14,998	$	29,989	$	-
Average daily balance during the year	$	90	$	668	$	-
Weighted average rate during the year		6.02%		6.31%		-

The maximum balance represents the highest indebtedness for each category of short-term borrowed funds at any month ended during each of the periods shown. At December 31, 2007 and 2006, $2 million of total short-term borrowings were unsecured at each period end, while secured borrowings were collateralized by a pledge of investment securities available for sale in the aggregate amounts of $16.4 million and $21.7 million, respectively.

Note 10 – Long-Term Debt

At December 31, 2007, the Company had long-term debt outstanding of $390,000 in order to provide operating capital within the bank holding company. In June and July 2007 the Company issued $380,000 of 5.30% convertible subordinated debentures due June 21, 2012 ("Debentures"). In December 2007, unpaid accrued interest of $10,000 was credited to the outstanding balance of the debentures. The Company's directors and management were the purchasers of the Notes. The Notes provide that this Debenture will be automatically converted into shares of the Company's common stock, $1.00 par value per share ("Common Stock"), immediately prior to the consummation of a Qualified Offering consisting of either a public offering or a private offering pursuant to Regulation D, promulgated under the Securities Act of 1933, of Common Stock resulting in aggregate net proceeds of at least $4 million. The numbers of shares of Common Stock shall be determined based on the offer price at time of offering.

In addition, both payee and maker of the Debenture have the right to convert the Debenture into Common Stock after one year from issuance at an initial conversion price of $10.25 per share, adjusted for any subdivision or combination of the common stock of First Priority. Any remaining unpaid principal balance, if not sooner paid, of this Debenture shall be due and payable in full on June 21, 2012.

Note 11 - Lease Commitments

Pursuant to the terms of lease agreements in effect at December 31, 2007, pertaining to premises, future minimum lease payments by year and in the aggregate, under these lease agreements, are as follows:

	Minimum Lease Payments (Dollars in thousands)
2008	$ 249
2009	249
2010	249
2011	249
2012	249
Thereafter	815
	$ 2,060

The minimum lease payments shown above include payments for the entire 10 year term for a lease agreement which contains an option to cancel after the initial five year period.

Rent expense for all leases for the years ended December 31, 2007 and 2006, and the period ended December 31, 2005 was $238,000, $198,000 and $75,000, respectively.

Note 12 - Change in Control Agreements

The Company has entered into change of control agreements with its Chief Executive Officer and other senior officers. Upon resignation after a change in the control of the Company, as defined in the agreements, the individual will receive monetary compensation in the amount set forth in the agreement. The agreements will automatically renew each year unless written notice electing not to renew is given by the Company or individual.

Note 13 - Shareholders' Equity

During 2005, the Company sold 2,107,500 shares of common stock at $10.00 per share, which resulted in net proceeds of $21,019,000 under an initial stock offering of 1,500,000 to 2,500,000 shares of common stock. In addition, one (1) warrant to purchase one (1) share of common stock at a price of $12.50 was issued for each five (5) shares of common stock purchased in the offering. A total of 421,500 warrants were issued in the offering. The warrants expire five years from the date of issuance.

The Pennsylvania Department of Banking, in issuing its charter to the Bank, required an allocation of its initial capital to an Expense Fund in the amount of $750,000 to defray anticipated initial losses. Accordingly, $750,000 of the Bank's surplus is reserved for this purpose until the Bank becomes profitable.

Note 14 - Stock Option Plan

In 2005, the Company adopted the 2005 Stock Option Plan. The Plan allows equity benefits to be awarded in the form of Incentive Stock Options, Compensatory Stock Options or Restricted Stock. The Plan authorizes the Board of Directors to grant options up to an aggregate of 20% of the common stock outstanding to a maximum of 450,000 shares to officers, other employees and directors of the Company. Only employees of the Company will be eligible to receive Incentive Stock Options and such grants are subject to the limitations under Section 422 of the Internal Revenue Code.

All options granted under the Plan vest in four years and terminate ten years from the date of the grant. The exercise price of the options granted shall be the fair market value of a share of common stock at the time of the grant, but not less than $10 per share. Restrictive Stock grants will be subject to five year vesting requirements.

Note 14 - Stock Option Plan (continued)

A summary of the status of the Company's stock option plan is presented below:

	For the Periods Ended December 31,					
	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	411,400	$ 10.00	381,500	$ 10.00	-	$ -
Granted during year	22,000	10.00	55,400	10.00	381,500	10.00
Forfeited/cancelled during year	(12,400)	10.00	(25,500)	10.00	-	-
Outstanding at end of year	421,000	$ 10.00	411,400	$ 10.00	381,500	$ 10.00
Exercisable at end of year	-	-	-	-	-	-

The weighted average remaining contractual life of the outstanding stock options at December 31, 2007 is 8.11 years. The aggregate intrinsic value of options outstanding was $-0- as of December 31, 2007.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Dividend yield	0.0%	0.0%	0.0%
Expected life	7 years	7 years	7 years
Expected volatility	25%	25%	N/A
Risk-free interest rate	4.68%	4.85%	4.40%
Weighted average fair value	$ 3.87	$ 3.92	$ 2.63

The dividend yield assumption is based on the Company's history and expectation of dividend payouts. Due to the Company's lack of sufficient historical exercise data and the limited period of time for which shares have been issued, the "simplified" method is used to determine the expected life of options, calculated as the average of the sum of the vesting term and original contractual term for all periods presented. The expected volatility percentage is based on the average expected volatility of similar public financial institutions in the Company's market area. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant.

Note 14 - Stock Option Plan (continued)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share Based Payment." Statement No. 123(R) replaces Statement No. 123, supersedes APB Opinion No. 25 and requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Statement No. 123(R) requires companies that utilized the minimum value method under Statement No. 123 adopt the new fair value accounting prospectively for new or modified grants on or after January 1, 2006. The minimum value method provided for the amount attributed to an option to be calculated without considering the expected volatility of the underlying stock. As a result, no volatility was used for 2005.

Prospective adoption means that awards granted in earlier fiscal years continue to be accounted for using the existing accounting, typically APB Opinion No. 25. For the years ended December 31, 2007 and 2006, there were stock options granted and the related compensation expense of $48,000 and $23,000, respectively, is included in salaries and employee benefits in the accompanying consolidated statements of income. There was no tax benefit recognized related to this stock-based compensation. Therefore, as a result of adopting Statement No. 123(R), the Company's net loss for the years ended December 31, 2007 and 2006 was $48,000 and $23,000, respectively, higher than if the Company had continued to account for share-based compensation under APB Opinion No. 25.

As of December 31, 2007, there was $181,000 of unrecognized compensation cost related to nonvested stock options granted after January 1, 2006. That cost is expected to be recognized over a weighted average period of 3.0 years.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123(R), for all stock awards issued, to stock-based employee compensation for the period from May 25, 2005 (date of inception) to December 31, 2005.

	Period from May 25, 2005 (date of inception) to December 31, 2005	
	(Dollars in thousands, except per share information)	
Net loss, as reported	$	(969)
Stock-based compensation expense included in reported net loss, net of related tax effects		-
Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects		(6)
Pro forma	$	(975)
Loss per share (Basic and Diluted)		
As reported	$	(0.46)
Pro forma	$	(0.46)

Note 15 - Federal Income Taxes

There is no provision for income taxes for the years ended December 31, 2007 and 2006 or for the period ended December 31, 2005 due to the net operating losses incurred.

The components of the net deferred tax asset at December 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 305	$ 186
Organization and start-up costs	242	223
Net operating loss carryforwards	1,451	819
Contribution carryforward	5	1
Non-qualified stock option expense	17	6
Other	2	-
	2,022	1,235
Valuation allowance	(1,930)	(1,148)
Total Deferred Tax Assets, Net of Valuation Allowance	92	87
Deferred tax liabilities:		
Unrealized gain on available for sale securities	4	-
Discount accretion	1	17
Property and equipment	30	27
Cash basis conversions	57	43
	92	87
Net Deferred Tax Asset	$ -	$ -

The Company has net operating loss carryforwards available for federal income tax purposes of approximately $4,267,000 at December 31, 2007, which expire in 2025 through 2027.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Note 15 - Federal Income Taxes (continued)

FIN 48 applies to fiscal years beginning after December 15, 2006 for public companies and has been deferred for non-public companies until years beginning after December 15, 2007. As required by Interpretation 48, which clarifies Statement 109, "Accounting for Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. FIN 48 had no impact on the reported consolidated results of operations or financial condition.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before income taxes. Penalties are recorded in other expenses, net, and interest paid or received is recorded in interest expense or interest income, respectively, in the consolidated statement of income. As of December 31, 2007, there was no interest or penalties accrued for the Company. The Company is subject to examination by U.S. Federal taxing authorities for the years ended December 31, 2007 and 2006 and for the period from May 25, 2005 (date of inception) to December 31, 2005, and for all state income taxes through December 31, 2007.

Note 16—Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are presented below. All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits, if applicable. See Note 1 of the consolidated financial statements for a discussion on the calculation of earnings per share.

Options to purchase 421,000, 411,400 and 381,500 shares of common stock outstanding at December 31, 2007, 2006 and 2005, respectively, and warrants to purchase common stock were not included in dilutive earnings per share since their exercise price exceeded the fair value of the related common stock.

The Bank was incorporated on May 25, 2005 and commenced operations on November 14, 2005. For purposes of the basic and diluted earnings per share calculation for the period from May 25, 2005 (date of inception) to December 31, 2005, the weighted average common shares outstanding reflects the average shares on a pro forma basis as if they were issued on May 25, 2005.

Note 16—Earnings Per Share (continued)

	For the year ended December 31, 2007		For the year ended December 31, 2006		For the period from May 25, 2005 (date of inception to December 31, 2005	
	(In thousands, except per share information)					
Basic and diluted loss per share						
Net loss	$	(2,376)	$	(2,436)	$	(969)
Weighted average common shares outstanding		2,108		2,108		2,108
Basic and diluted loss per share	$	(1.13)	$	(1.16)	$	(0.46)

Note 17 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2007 and 2006, outstanding commitments to extend credit consisting of total unfunded commitments under lines of credit were $26,134,000 and $17,448,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Note 18 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

The Federal Deposit Insurance Corporation requires that the Bank maintain a ratio of Tier 1 leverage capital to total assets of at least 8% during the first three years of operation. Under these guidelines, the Bank is considered well capitalized as of December 31, 2007 and 2006.

The Bank's actual capital amounts and ratios at December 31, 2007 and 2006 are presented below:

Note 18 - Regulatory Matters (continued)

	Actual		Minimum Capital Requirement		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2007						
Total capital (to risk-weighted assets)	**$ 16,441**	**16.01 %**	**$≥ 8,217**	**≥8.0 %**	**$≥ 10,271**	**≥10.0 %**
Tier 1 capital (to risk-weighted assets)	**15,381**	**14.98**	**≥ 4,108**	**≥4.0**	**≥ 6,163**	**≥ 6.0**
Tier 1 capital (to total assets)	**15,381**	**12.30**	**≥ 10,000**	**≥8.0**	**≥ 10,000**	**≥ 8.0**
December 31, 2006						
Total capital (to risk-weighted assets)	$ 18,270	31.20 %	$≥ 4,685	≥8.0 %	$≥ 5,856	≥10.0 %
Tier 1 capital (to risk-weighted assets)	17,636	30.12	≥ 2,343	≥4.0	≥ 3,514	≥ 6.0
Tier 1 capital (to total assets)	17,636	24.08	≥ 5,860	≥8.0	≥ 5,860	≥ 8.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare due to regulatory considerations. The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings.

The Federal Reserve Board approved a final rule in February 2006 that expands the definition of a small bank holding company ("BHC") under the Board's Small Bank Holding Company Policy Statement and the Board's risk-based and leverage capital guidelines for bank holding companies. In its revisions to the Policy Statement, the Federal Reserve Board has raised the small BHC asset size threshold from $150 million to $500 million and amended the related qualitative criteria for determining eligibility as a small BHC for the purposes of the policy statement and the capital guidelines. The policy statement facilitates the transfer of ownership of small community banks by permitting debt levels at small BHC's that are higher than what would typically be permitted for larger BHC's. Because small BHC's may, consistent with the policy statement, operate at a level of leverage that generally is inconsistent with the capital guidelines, the capital guidelines provide an exemption for small BHC's. Based on the ruling, First Priority Financial Corp. meets the eligibility criteria of a small BHC and is exempt from regulatory capital requirements administered by the federal banking agencies.

Note 19 - Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows, and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the actual fair value if the asset or liability were to be sold or settled at the current date could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from disclosure requirements. Accordingly, aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

At December 31, 2007 and 2006, the estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 943	$ 943	$ 1,984	$ 1,984
Securities available for sale	45,026	45,026	52,994	52,994
Loans receivable, net	104,152	105,125	49,789	50,085
Restricted stock	50	50	50	50
Accrued interest receivable	545	545	320	320
Liabilities:				
Deposits	116,304	116,529	64,417	64,463
Short-term borrowings	18,097	18,097	22,965	22,965
Long-term debt	390	391	-	-
Accrued interest payable	858	858	282	282
Off-balance sheet credit related instruments:				
Commitments to extend credit	-	-	-	-

The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the consolidated balance sheet approximate fair values.

Note 19 - Fair Value of Financial Instruments (continued)

Securities Available for Sale

Fair values for securities are based on quoted market prices.

Loans

The fair values for loans are estimated through discounted cash flow analysis, using interest rates currently offered for loans with similar terms and credit quality.

Restricted Bank Stock

The carrying value approximates fair value based on the redemption provisions of the underlying stock.

Deposit Liabilities

The fair values disclosed for demand deposits, money market deposit accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values of time deposits are estimated using a discounted cash flow calculation that applies current interest rates to the schedule of time deposit maturities as of the reporting date.

Short-Term Borrowings

The carrying amounts of Federal funds purchased, secured borrowings from correspondent banks and securities sold under repurchase agreements approximate their fair value due to the short-term nature of the borrowings, all of which mature or reprice within one week.

Long-Term Debt

The amounts assigned to long-term borrowings and debt were based on discounted cash flow calculations using prevailing market interest rates for debt of similar terms.

Accrued Interest

The carrying amounts of accrued interest receivable and accrued interest payable approximate fair value.

Off-Balance Sheet

The fair value of credit related instruments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the arrangements and the present creditworthiness of the counter parties.

Note 20 – Parent Company Only Financial Information

Condensed financial statements of First Priority Financial Corp. follow:

CONDENSED BALANCE SHEET

	December 31, 2007 (Dollars in thousands)
Assets	
Cash and cash equivalents	$ 190
Investment in subsidiary	15,391
Other investments	25
Other assets	105
Total assets	$ 15,711
Liabilities and shareholders' equity	
Subordinated debt	$ 390
Other liabilities	1
Total liabilities	391
Shareholders' equity	15,320
Total liabilities and shareholders' equity	$ 15,711

CONDENSED INCOME STATEMENT

	For the Period May 11, 2007 through December 31, 2007 (Dollars in thousands)
Interest from subsidiary	$ 6
Total income	6
Interest on subordinated debt	11
Non-interest expenses	67
Total expenses	78
Income before equity in undistributed net loss of subsidiary	(72)
Equity in undistributed net loss of subsidiary	(1,428)
Net loss	$ (1,500)

Note 20 – Parent Company Only Financial Information (continued)

CONDENSED STATEMENT OF CASH FLOWS

	For the Period May 11, 2007 through December 31, 2007
	(Dollars in thousands)
Operating activities:	
Net loss	$ (1,500)
Adjustments to reconcile net loss to net cash used in operating activities:	
Equity in undistributed net income of subsidiaries	1,428
Net increase in other assets	(104)
Net increase in other liabilities	1
Net cash used in operating activities	(175)
Investing activities:	
Purchases of investment securities available for sale	(25)
Net cash used in investing activities	(25)
Financing activities:	
Proceeds from long-term subordinated debt	390
Net cash provided by financing activities	390
Net increase in cash	190
Cash and cash equivalents at beginning of the period	-
Cash and cash equivalents at end of period	$ 190

Note 21 - Acquisition of Prestige Community Bank

At the close of business on February 29, 2008, First Priority completed its acquisition of Prestige Community Bank ("Prestige"), a de novo bank headquartered in Newtown, Bucks County, Pennsylvania. Prestige, with $28 million in total assets, $5.8 million in loans and $19.8 million in deposits as of February 29, 2008, operates from its main office in Newtown, Pennsylvania, and a second office in Pipersville, Pennsylvania.

The acquisition was consummated pursuant to the Agreement and Plan of Merger, dated as of October 19, 2007, by and among First Priority, First Priority Bank, and Prestige. Under the Purchase Agreement, Prestige shareholders received one share of common stock and one warrant of First Priority for each share of common stock and each warrant of Prestige held immediately prior to the closing of the transaction. First Priority issued 976,137 shares of common stock and 195,227 warrants in the merger transaction. In connection with the merger, four directors of Prestige were appointed to the First Priority Board of Directors.

The acquisition has been accounted for using the purchase method of accounting, which requires that the financial statements include activity of Prestige effective March 1, 2008. Accordingly, the Company's consolidated financial statements and the information herein at and for the year ended December 31, 2007 do not include financial results for Prestige.

CORPORATE OFFICE

The corporate office of First Priority Financial Corp. is located at 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355. Our Company's website is www.fpbk.com and its phone number is (610)280-7100.

BANKING LOCATIONS

First Priority Bank operates banking branches at the locations listed below:

Malvern Office 2 West Liberty Boulevard Suite 104 Malvern, PA 19355 (610) 280-7100	Wyomissing Office 1200 Broadcasting Rd. Suite 103 Wyomissing, PA 19610 (610) 375-6054	Newtown Office 104 Pheasant Run Suite 130 Newtown, PA 18940 (215) 867-2401	Plumstead Office 5936 Easton Road Pipersville, PA 18947 (267) 362-1200

OFFICERS

First Priority Financial Corp.

David E. Sparks,
Chairman, President & Chief Executive Officer

Lawrence E. Donato,
Chief Financial Officer

Mark J. Myers,
Controller

First Priority Bank

David E. Sparks
Chairman & Chief Executive Officer

Lawrence E. Donato,
Managing Director, Chief Operating Officer

Alice D. Flaherty,
Managing Director

William T. McGrath,
Managing Director

Mary Ann Messmer,
Managing Director, President

Matthew L. Miller,
Managing Director

Thomas M. Miller,
Managing Director, Chief Lending Officer

Mark J. Myers,
Managing Director, Chief Financial Officer

BOARD OF DIRECTORS OF FIRST PRIORITY FINA.NCIAL CORP

David E. Sparks
Chairman & Chief Executive Officer of First Priority Financial Corp. and Chairman and Chief Executive of First Priority Bank

Howard R. Berlin
Private Investor: Retired Partner, Managing Director & Portfolio Manger of Neuberger Berman, LLC

John K. Desmond, Jr.
Owner & Operator of The Desmond Great Valley Hotel in Malvern, PA and The Desmond Hotel in Albany, NY

Lawrence E. Donato
Chief Financial Office of First Priority Financial Corp. and Chief Operating Officer of First Priority Bank

Robert J. Fairbaugh
Certified Public Accountant & Owner of Dunlap & Associate, PC

Mary Ann Messmer
President of First Priority Bank and Prestige Community Bank, a Division of First Priority Bank

Alan P. Novak
Attorney at Conrad, O'Brien, Gellman and Rohn; and President, Novak Strategic Advisors

Mel A. Shaftel
Private Investor: Retired Vice Chairman of Lehman Brothers

Vincent P. Small, Jr.
Private Investor: Certified Public Accountant & Retired Partner of Pricewaterhouse Coopers

Christopher E. Spinico
President & Owner of Spinieo, Inc.

Scott J. Tartc
Chief Executive Officer of Sparks Exhibits & Environments and Vice Chairman, Sparks Marketing Group

Richard M. Wesselt
Owner & President of Wesselt Capital Group

William L. Wetty
Private Investor; Founder and Former President & Chief Executive Officer of A&L Handles, Inc.

S. James Worthington, Jr.
An Owner of the Newtown Athletic Club in Newtown, PA; Former Chairman of Prestige Community Bank

END